UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Plat Capital Fund I, LLC

Legal status of Issuer:

Form:

LLC

Jurisdiction of Incorporation/Organization:

North Carolina

Date of Organization:

September 7, 2021

Physical Address of Issuer:

1020 Danley Road, Pilot Mountain, North Carolina, 27041, United States

Website of Issuer:

www.platcapital.co

Is there a co-issuer? ___ yes _X_ ***no.***

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of four percent (4%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the securities sold in the offering.

Type of Security Offered:

Units of Membership Interests

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00 per Unit of Membership Interests

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑   Yes
☐   No

Oversubscriptions will be Allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☑   Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$750,000

Deadline to reach the Target Offering Amount:

April 28, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	Most recent fiscal year-end (2021)*	Prior fiscal year-end (2020)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

*Company formed on September 7, 2021

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 10, 2022

Plat Capital Fund I, LLC



Up to $750,000 of Units of Membership Interests

Plat Capital Fund I, LLC ("**Plat Capital**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $750,000 (the "**Maximum Offering Amount**") of Units of Membership Interests (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by April 28, 2023 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with a qualified third party (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount (3)	$250	$10.00	$240.00
Maximum Individual Purchase Amount (3)(4)	$75,000	$3,000	$72,000
Target Offering Amount	$25,000	$1,000	$24,000
Maximum Offering Amount	$750,000	$30,000	$720,000

<table>
<tr><td>(1)</td><td>This excludes fees to Company's advisors, such as attorneys and accountants.</td></tr>
<tr><td>(2)</td><td>In addition to the four percent (4%) fee shown here, the Intermediary will also receive a securities commission equal to one percent (1%) of the Securities sold in this Offering.</td></tr>
<tr><td>(3)</td><td>The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.</td></tr>
<tr><td>(4)</td><td>Subject to any other investment amount limitations applicable to the Investor under Regulation CF.</td></tr>
</table>

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.platcapital.co.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4)   the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://republic.com/plat-capital-fund-i.

The date of this Form C is August 10, 2022.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Plat Capital Fund I, LLC is a real estate management company, formed in North Carolina as a limited liability company on September 7, 2021.

The Company is located at 1020 Danley Road, Pilot Mountain, North Carolina, 27041, United States.

The Company's website is www.platcapital.co.

The Company conducts business in North Carolina.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/plat-capital-fund-i and is attached as Exhibit B to this Form C.

Management

The Company is managed by Plat Capital, LLC, a North Carolina limited liability company, which is equally owned, managed and controlled by Norman Simon and James Carnes, its Managers. Plat Capital, LLC is also the Sponsor Member of the Company, which has certain rights and privileges, including to distributions and proceeds, under the Company's Operating Agreement, dated as of September 7, 2021, as amended (the "**Operating Agreement**")

The Offering

Minimum Amount of the Securities Offered	$25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	$25,000
Maximum Amount of the Securities Offered	750,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	750,000
Price Per Security	$1.00
Minimum Individual Purchase Amount	$250 $^{+}$
Maximum Individual Purchase Amount	$75,000
Offering Deadline	April 28, 2023
Use of Proceeds	See the description of the use of proceeds on page 27 hereof.
Voting Rights	See the description of the voting rights on page 37.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase

Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

Many factors impact the residential rental market, and if rents do not increase sufficiently to keep pace with rising costs of operations, our income and distributable cash will decline.

The success of our business model depends, in part, on conditions in the residential rental market. Our acquisitions will be premised on assumptions about occupancy levels and rental rates, and if those assumptions prove to be inaccurate, our cash flows and profitability will be reduced.

If we are unable to attract and maintain a critical mass of vacation rental listings and travelers, whether due to competition or other factors, our marketplace will become less valuable to property owners and managers and to travelers, and our revenue and net income could decrease materially.

Currently, substantially all of our revenue is generated when owners or managers of vacation rentals pay us listing fees to list and market vacation rentals to travelers who visit the websites comprising our marketplace. We anticipate generating additional revenue in the future by introducing new services and products on our websites targeted at property owners, managers and travelers. Our success depends on our ability to attract owners, managers, travelers and advertisers to our marketplace. If owners and managers choose not to market their vacation rentals through our websites, or elect to list them with a competitor, we may be unable to offer a sufficient supply and variety of vacation properties to attract travelers to our websites. If we are unable to attract travelers to our websites, advertisers may not purchase display advertising on our websites. Similarly, our volume of new listings and listing renewals may suffer if we are unable to attract travelers to our websites. The perceived usefulness of our online marketplace is likely to decline, and our revenue and net income could decrease materially as a result of any of these events.

Our business depends substantially on property owners and managers renewing their listings. Because we recognize listing revenue over the term of the applicable agreement, the lack of listing renewals may not immediately be reflected in our operating results.

Our business depends substantially on property owners and managers renewing their listings. Any decline in our listing renewals would harm our future operating results. Property owners and managers generally market their vacation rentals on our websites pursuant to annual listings with no obligation to renew them. We may be unable to predict future listing renewal rates accurately, and our renewal rates may decline materially or fluctuate as a result of a number of factors, including owners' decisions to sell or cease renting their properties or to utilize the services of our competitors, or dissatisfaction with our pricing, services or websites. For example, our adoption of new features such as property reviews by travelers, which are designed to attract more travelers, have discouraged and may continue to discourage owners and managers from establishing or renewing their listings. Owners and managers may not establish or renew listings if we cannot generate visits from large numbers of travelers seeking and inquiring about vacation rentals. In addition, from time to time we make changes to the features of listings available for purchase and the pricing for the listings and features of our listings. While such changes may be intended to result in customer satisfaction, there can be no guarantee that owners and managers will react positively to the changes and they may choose not to renew their listings. If owners and managers do not renew their listings or we are forced to accept renewals on less favorable terms, our revenue may decline and our business will suffer. Moreover, some of our owners and managers may live in states or countries that give subscribers the right to cancel their subscription agreements prior to the expiration of the terms of their agreements and receive refunds for the unused portions of their subscriptions, which can adversely affect our cash flows.

We recognize listing revenue ratably over the term of the applicable listing agreement, and the majority of our quarterly revenue represents revenue attributable to listings entered into during previous quarters. As a result, the effect of significant downturns in sales or renewals of listings in a particular quarter may not be fully reflected in our results of operations until future periods. Our business model also makes it difficult for any rapid increase in new or renewed listings to increase our revenue in any one period because revenue from new listings must be recognized over the applicable listing term,

We may be unable to effectively manage our growth.

Our business is becoming increasingly complex, especially in light of the number of acquisitions we have integrated and are in the process of integrating, our limited operating history and our reliance on multiple websites and brands that are currently supported on several different technology platforms. This complexity and our rapid growth have demanded, and will continue to demand, substantial resources and attention from our management. We expect to continue to increase headcount and to hire more specialized personnel in the future as we grow our business. We will need to continue to hire, train and manage additional qualified website developers, software engineers, client and account services personnel, and sales and marketing staff and improve and maintain our technology to properly manage our growth. If our new hires perform poorly, if we are unsuccessful in hiring, training, managing and integrating these new employees or if we are not successful in retaining our existing employees, our business may be harmed.

Further, to accommodate our expected growth we must add new hardware and software and improve and maintain our technology, systems and network infrastructure. Failure to effectively upgrade our technology or network infrastructure to support the expected increased listing and traveler traffic volume could result in unanticipated system disruptions, slow response times or poor experiences for owners, managers or travelers. To manage the expected growth of our operations and personnel and to support financial reporting requirements as a public company, we will need to continue to improve our transaction processing and reporting, operational and financial systems, procedures and controls. These improvements will be particularly challenging if we acquire new operations with different systems. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. If we are unable to expand our operations and hire additional qualified personnel in an efficient manner, it could adversely affect owner, manager or traveler satisfaction and cause our expenses to grow disproportionately relative to our revenue.

Our quarterly financial results are subject to fluctuations. As a result, we could fail to meet or exceed our projections or the expectations of analysts or investors, which could cause our stock price to decline.

Our revenue, expenses, operating results and cash flows have fluctuated from quarter to quarter in the past and are likely to continue to do so in the future. These fluctuations are due to, or may in the future result from, many factors, some of which are outside of our control, including:

- the quantity of vacation rental listings on our websites;
- changes in cash flow due to the seasonal nature of our listing renewals and new listing acquisition;
- changes by major online search engine companies in their search algorithms, our ability to adapt to these changes and the increased costs of adapting to these changes, which could cause us to spend more on marketing or cause our websites to cease appearing in natural search results completely;
- advertising costs for paid search keywords that we deem relevant to our business and the success and costs of our broad reach and online advertising and marketing initiatives;
- costs related to acquisitions or licensing of, or investments in, products, services, technologies or other businesses and our ability to successfully integrate and manage these acquisitions;
- the amount and timing of operating expenses and capital expenditures related to the expansion of our operations and infrastructure;
- the timing of revenue and expenses related to the development or acquisition and integration of technologies, products or businesses;
- the timing and success of changes in our pricing or services or the introduction of new services;
- the introduction of new services by us or our competitors;

- our ability to keep our websites operating without technical difficulties or service interruptions;
- development of or increases in the theft of our property owners' or managers' online identities through phishing or other security breaches of the email or other systems of ours or our customers;
- declines or disruptions in the travel industry;
- economic instability abroad and fluctuations in exchange rates;
- changes in the timing of holidays or other vacation events;
- litigation and settlement costs, including unforeseen costs;
- new accounting pronouncements and changes in accounting standards or practices, particularly any affecting the recognition of listing revenue or accounting for mergers and acquisitions; and
- new laws or regulations, or interpretations of existing laws or regulations, that harm our business models or restrict the Internet, ecommerce, online payments, or online communications.

Fluctuations in our quarterly operating results may, particularly if unforeseen, cause us to miss any projections we may have provided or may lead analysts or investors to change their long-term models for valuing our common stock. In addition, such fluctuations may cause us to face short-term liquidity issues, impact our ability to retain or attract key personnel or cause other unanticipated issues. Any of these effects could cause our stock price to decline. As a result of the potential variations in our quarterly revenue and operating results, we believe that quarter-to quarter comparisons of our revenue and operating results may not be meaningful and the results of any one quarter should not be relied upon as an indication of future performance.

If the businesses we have acquired do not perform as expected or we are unable to effectively integrate acquired businesses, our operating results and prospects could be harmed.

We have acquired 0 businesses since our inception. The businesses we have acquired may not perform as well as we expect. Failure to manage and successfully integrate recently acquired businesses and technologies could harm our operating results and our prospects. Our mergers and acquisitions involve numerous risks, including the following:

- difficulties in integrating and managing the combined operations, technologies, technology platforms and products of the acquired companies and realizing the anticipated economic, operational and other benefits in a timely manner, which could result in substantial costs and delays or other operational, technical or financial problems;
- failure of the acquired company to achieve anticipated revenue, earnings or cash flow;
- diversion of management's attention or other resources from our existing business;
- our inability to maintain the key customers and business relationships and the reputations of acquired businesses;
- uncertainty of entry into markets in which we have limited or no prior experience or in which competitors have stronger market positions;
- our dependence on unfamiliar affiliates and partners of acquired businesses;
- unanticipated costs associated with pursuing acquisitions;
- responsibility for the liabilities of acquired businesses, including those that were not disclosed to us or exceed our estimates, as well as, without limitation, liabilities arising out of their failure to maintain effective data protection and privacy controls and comply with applicable regulations;
- difficulties in assigning or transferring intellectual property licensed by acquired companies from third parties to us or our subsidiaries;
- inability to maintain our internal standards, controls, procedures and policies;
- potential loss of key employees of the acquired companies;
- difficulties in complying with antitrust and other government regulations;
- challenges in integrating and auditing the financial statements of acquired companies that have not historically prepared financial statements in accordance with U.S. generally accepted accounting principles;
- difficulties in integrating acquired companies' systems controls, policies and procedures to comply with the internal control over financial reporting requirements of the Sarbanes-Oxley Act of 2002; and
- potential accounting charges to the extent intangibles recorded in connection with an acquisition, such as goodwill, trademarks, customer relationships or intellectual property, are later determined to be impaired and written down in value.

Moreover, we rely heavily on the representations and warranties provided to us by the sellers of acquired companies, including as they relate to creation, ownership and rights in intellectual property, existence of open source and compliance with laws and contractual requirements. If any of these representations and warranties are inaccurate or breached, such inaccuracy or breach could result in costly litigation and assessment of liability for which there may not be adequate recourse against such sellers, in part due to contractual time limitations and limitations of liability.

The online vacation rental market is relatively new and is rapidly evolving. If we fail to predict the manner in which our market develops, our business and prospects may suffer materially.

The market for online vacation rentals is relatively new and unproven with little to no data or research available regarding the market and industry. It is uncertain whether this market will continue to develop or if our services will achieve and sustain a level of demand and market acceptance sufficient for us to generate revenue, net income and free cash flow growth. Our success will depend to a substantial extent on the willingness of property owners and managers to use commercial online rental property listing services. Some property managers have developed and use their own proprietary online listing services and, therefore, may be reluctant or unwilling to migrate to our websites. Furthermore, some travelers and property owners and managers may be reluctant or unwilling to use online listing services because of concerns regarding the security of data, the potential for fraud or phishing activity or the integrity of the online marketplace. If property owners and managers do not perceive the benefits of marketing their properties online, then our market may not develop as we expect, or it may develop more slowly than we expect, either of which would significantly harm our business and operating results. Moreover, our success will depend on travelers' use of our online marketplace to search, locate and rent vacation rentals, which will depend on their willingness to use the Internet and their belief in the integrity of our websites. In addition, since we operate in unproven and unstudied markets, we have limited insight into trends that may develop in those markets and may affect our business. We may make errors in predicting and reacting to other relevant business trends, which could harm our business.

Unfavorable changes in, or interpretations of, government regulations or taxation of the evolving vacation rental, Internet and e-commerce industries could harm our operating results.

We operate in markets throughout the world, each of which has its own regulatory and taxation requirements. Since we began our operations, there have been, and continue to be, regulatory developments that affect the vacation rental industry and the ability of companies like us to list those rentals online. For example, some municipalities have adopted ordinances that limit the ability of property owners to rent certain properties for fewer than 30 consecutive days and other cities have introduced or may introduce similar regulations. Some cities also have fair housing or other laws governing the way properties may be rented, which they assert apply to vacation rentals. Many homeowners, condominium and neighborhood associations have adopted regulations that prohibit or restrict short-term rentals. These and other similar developments could reduce the number of listings on our websites, which could harm our business and operating results.

From time to time, we may become involved in challenges by or disputes with government agencies regarding these regulations. For example, some government agencies have asked us directly to comply with their regulations and provide owner and manager data to assist them in their enforcement and audit efforts. Also, each region in which we operate has different regulations with respect to licensing and other requirements for the listing of vacation rentals. If a governmental entity sought to apply applicable regulations in a manner that would limit or curtail our ability or willingness to list properties in that particular region, there can be no assurance that we would be successful in defending against the application of these laws and regulations. Further, if we were required to comply with regulations and government requests that negatively impact our relations with property owners, managers and travelers, our business, operations and financial results could be adversely impacted. Compliance with laws and regulations of different jurisdictions imposing different standards and requirements is very burdensome for businesses like ours. Our online marketplace is accessed by owners, managers and travelers in multiple states and foreign jurisdictions. Our business efficiencies and economies of scale depend on generally uniform treatment of owners, managers and travelers across all jurisdictions in which we operate.

Compliance requirements that vary significantly from jurisdiction to jurisdiction impose an added cost to our business and increased liability for compliance deficiencies. In addition, laws or regulations that could harm our business could be adopted, or reinterpreted in a manner that affects our activities, by the U.S. government, state governments, and regulatory agencies or by foreign governments or agencies, including but not limited to the regulation of personal and consumer information and real estate licensing requirements. Violations or new interpretations of these laws or regulations may result in penalties, negatively impact our operations and damage our reputation and business.

Additionally, new, changed, modified or newly interpreted or applied tax laws, statutes, rules, regulations or ordinances could increase our owners' and managers' and our compliance, operating and other costs, which could deter owners from renting their vacation properties, negatively affect our new subscription listings and renewals, or increase our cost of doing business. Any or all of these events could adversely impact our business and financial performance.

The market in which we participate is highly competitive, and we may be unable to compete successfully with our current or future competitors.

The market to provide listing, search and marketing services for the vacation rental industry is highly competitive and fragmented. All of the services that we provide to property owners, managers and travelers, including listing and search, are provided separately or in combination to our current or potential owners and managers by other companies that compete with us. Our current or new competitors may adopt aspects of our business model, which could reduce our ability to differentiate our services. Furthermore, listings in the vacation rental industry are not typically marketed exclusively through any single channel, and our listing agreements are not typically exclusive. Accordingly, our competitors could aggregate a set of listings similar to ours. Increased competition could result in a reduction in our revenue, the rate of our new listing acquisition, or the loss of existing listings or market share.

There are thousands of vacation rental listing websites in the United States that compete directly with us for listings, travelers, or both. Many websites offer free or heavily discounted listings or focus on a particular geographic location or a specific type of rental property. Some of them also aggregate property listings obtained through various sources, including the websites of property managers some of whom also market their properties on our websites.

Other companies address the fragmented travel lodging market, such as Airbnb, Inc. in the United States, which list rooms to rent or allow advertisers who want to rent their homes occasionally instead of for a vacation season or full time. Some vacation rental property owners also list on these websites, and consequently these companies compete with us to some extent today and could become more significant competitors in the future.

We also compete with online travel websites, such as Expedia, Hotels.com, Kayak, Priceline, Orbitz and Travelocity, which have traditionally provided comprehensive travel services and some of whom are now expanding into the vacation rental category. We also compete with large Internet companies, such as craigslist, eBay, Google, MSN.com and Yahoo!, which provide listing or advertising services in addition to a wide variety of other products or services.

Some of our current or potential competitors are larger and have more resources than we do. Many of our current and potential competitors enjoy substantial competitive advantages, such as greater name recognition in their markets, longer operating histories and larger marketing budgets, as well as substantially greater financial, technical and other resources. In addition, our current or potential competitors may have access to larger property owner, manager or traveler bases. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or owner, manager or traveler requirements. Furthermore, because of these advantages, existing and potential owners, managers and travelers might accept our competitors' offerings, even if they may be inferior to ours. For all of these reasons, we may not be able to compete successfully against our current and future competitors.

In addition, competitors such as Perfect Places, Inc. and VacationRoost, Inc. serve the professional management marketplace for vacation rentals exclusively, and therefore have the capability of creating more targeted products and features for property manager constituents.

We believe we compete primarily on the basis of the quantity of our listings, the quality of the direct relationships we have with property owners and managers, the volume of travelers who visit our websites, the number of inquiries provided to our property owners and managers, the global diversity of the vacation rentals available on our websites, the quality of our websites, customer service, brand identity, the success of our marketing programs, and price. If current or potential property owners, managers or travelers choose to use any of these competitive offerings in lieu of ours, our revenue could decrease and we could be required to make additional expenditures to compete more effectively. Any of these events or results would harm our business, operating results and financial condition.

If we are unable to introduce new or upgraded services or features that travelers or property owners and managers recognize as valuable, we may fail to drive additional travelers to our websites or retain existing and attract new property owners and managers. Our efforts to develop new and upgraded services and products could require us to incur significant costs.

In order to continue to attract travelers to our online marketplace and retain existing and attract new property owners and managers, we will need to continue to invest in the development of new products, services and features that add value for travelers, property owners and managers, and that differentiate us from our competitors. The success of new products, services and features depends on several factors, including the timely completion, introduction and market acceptance of the product, service or feature. Additionally, new products, services or features we develop for individual property owners may be viewed by professional property managers as harmful to their business if, as a result of these new products, services or features, individual property owners would be less likely to use professional property managers to manage their properties. If travelers, property owners or managers do not recognize the value of our new services or features, they may choose not to utilize or list on our online marketplace.

Developing and delivering these new or upgraded products, services or features may increase our expenses, as this process is costly, and we may experience difficulties in developing and delivering these new or upgraded products, services or features. Moreover, we cannot assure that new or upgraded products, services or features will work as intended or provide value to travelers, property owners and managers.

In addition, some new or upgraded products, services or features may be complex and challenging for us to market to customers and may also involve new pricing. We cannot guarantee that our property owners and managers will respond favorably. In addition, successfully launching and selling a new product, service or feature will require the use of our marketing, sales or customer service resources. Efforts to enhance and improve the ease of use, responsiveness, functionality and features of our existing websites have inherent risks, and we may not be able to manage these product developments and enhancements successfully. If we are unable to continue to develop new or upgraded products, services or features, property owners and managers may choose not to use our online marketplace to market their vacation rentals.

We may choose to license or otherwise integrate applications, content and data from third parties. The introduction of these improvements imposes costs on our business and requires the use of our resources. We may be unable to continue to access these technologies and content on commercially reasonable terms, or at all.

We may be subject to liability for the activities of our property owners and managers, which could harm our reputation and increase our operating costs.

We periodically receive complaints related to certain activities on our websites, including disputes over the authenticity of the vacation rental listing, unauthorized use of credit card and bank account information and identity theft, phishing attacks, potential breaches of system security, libel and infringement of third-party copyrights, trademarks or other intellectual property rights. We have also experienced fraud by purported owners or managers listing properties which either do not exist or are significantly not as described in the listing. The methods used by perpetrators of fraud constantly evolve and are complex, and our trust and security measures may not detect all fraudulent activity. Consequently, we expect to continue to receive complaints from travelers and requests for reimbursement of their rental fees, as well as actual or threatened legal action against us if no reimbursement is made.

We may further be subject to claims of liability based on events that occur during travelers' stays at the vacation rentals of our property owners and managers, such as for robbery, accidental injury or death or other similar incidents. These incidents may subject us to liability, which would increase our operating costs and adversely affect our business and results of operations. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against them. Although the terms and conditions of use of our websites, which are available on all of our websites, state that we are not a party to any rental transaction and specifically exempt us from any liability to travelers in the event of a fraudulent listing, a property not being significantly as described or any other claim by travelers relating to their vacation rental, the enforceability of these terms varies from jurisdiction to jurisdiction, and the laws in this area are consistently evolving. If we are subject to liability or claims of liability relating to the acts of our property owners or managers, or due to fraudulent listings, we may be subject to negative publicity, incur additional expenses and be subject to liability, which could harm our business and our operating results.

Loss or material modification of our credit card acceptance privileges would have a material adverse effect on our business and operating results.

A significant percentage of our property owners and managers pay for their listings by credit card because it simplifies and expedites the payment process and is typically a secure form of payment. The loss of our credit card acceptance privileges would significantly limit our ability to renew listings with these owners and managers or secure new owners and managers.

Most of our owners and managers purchase an annual listing, for which payment is made at the beginning of the listing term. In addition, many of our listing renewals are paid by auto-renewal charging the renewal listing fee to the property owner's or manager's credit card. There is a risk that, if we fail to fully perform our obligations under the listing terms or the property owner or manager objects to the auto-renewal payment made by credit card, the credit card companies could be obligated to reimburse these owners and managers for all or a portion of the listing fee. We would be obligated to pay all such amounts under our agreements under which we have obtained our credit card acceptance privileges. As a result of this risk, credit card companies may require us to set aside additional cash reserves, may not renew our acceptance privileges or may increase the transaction fees they charge us for these privileges.

The card networks, such as Visa, MasterCard and American Express, have adopted rules and regulations that apply to all merchants who process and accept credit cards and include the Payment Card Industry Data Security Standards, or the PCI DSS. Under the PCI DSS, we are required to adopt and implement internal controls over the use, storage and security of card data to help prevent credit card fraud. We assess our compliance with the PCI DSS on a periodic basis and make necessary improvements to our internal controls. If we fail to comply with the rules and regulations adopted by the card networks, including the PCI DSS, we would be in breach of our contractual obligations to payment processors and merchant banks. Such failure to comply may subject us to fines, penalties, damages and civil liability and could eventually prevent us from processing or accepting credit cards. Further, there is no guarantee that, even if we comply with the rules and regulations adopted by the card networks, we will be able to maintain our compliance. We also cannot guarantee that such compliance will prevent illegal or improper use of our payments systems or the theft, loss or misuse of the credit card data of customers or participants.

The loss of, or the significant modification of, the terms under which we obtain credit card acceptance privileges would have a material adverse effect on our business, revenue and operating results.

Our revenue, expenses and operating results could be affected by changes in travel, real estate and vacation rental markets, as well as general economic conditions.

Our business is particularly sensitive to trends in the travel, real estate and vacation rental markets, which are unpredictable, as well as trends in the general economy. Therefore, our operating results, to the extent they reflect changes in the broader travel, real estate and vacation rental industries, may be subject to significant fluctuations.

For example, changes in the travel industry, such as disruptions caused by war, terrorist attacks or natural disasters, could significantly reduce the willingness of potential travelers to plan vacation and other travel. Downturns in real estate markets may result in decreased new building rates and increases in foreclosures, which could result in fewer vacation rentals available for listing on our websites. Also, since vacation travel is generally dependent on discretionary spending, negative general economic conditions could significantly reduce the overall amount that travelers spend on, and the frequency of, leisure travel, including vacation property rentals. Additionally, property owners may choose or be forced to sell their vacation rentals during periods of economic slowdown or recession. Any or all of these factors could reduce the demand for vacation property rentals and our services, reducing our revenues and could increase our need to make significant expenditures to continue to attract property owners, managers and travelers to our websites.

Seasonal fluctuations in listing renewals or new listing acquisitions could adversely affect our cash flows.

Our cash flows from operations could vary from quarter to quarter due to the seasonal nature of our listing renewals and new listing acquisitions resulting from seasonality in the vacation rental industry. To date, this effect may have been masked by our rapid growth and the effect of our acquisitions, which have significantly increased our revenue growth. While, as a result of our subscription model, this seasonality generally does not have an immediate effect on our revenue, our operating cash flows could fluctuate materially from period to period as a result.

Vacation rentals are often located in popular vacation destinations around the world and utilized on a seasonal basis. Factors influencing the desirability of vacation rentals in a particular region or season could adversely affect our ability to obtain new listings and retain existing listings.

Vacation rentals are often located in popular vacation destinations and utilized on a seasonal basis. As a result, our listings involve properties that are often concentrated in particular regions, and our revenue is dependent upon our ability or willingness to list properties in those regions. Each region has its own commercial and regulatory requirements related to the listing of vacation rentals. If we became unable or unwilling to list properties in a particular region, our listings in the region could decline or cease to grow, and revenue and results of operations could be adversely impacted. In addition, factors influencing the desirability of vacation rentals in a particular region or during a specific season could adversely affect our ability to obtain new listings and retain existing listings. For example, a significant number of the vacation rentals listed on our websites are located in Florida. Following the oil spill in April 2010 along the Gulf Coast, some of our property owners and managers with vacation rentals in the Gulf Coast area reported to us that their bookings declined. While we are uncertain of the impact of the oil spill on the decisions of our property owners and managers to renew their listings on our websites, the occurrence of this type of event or a significant natural disaster, political turmoil or other regional disturbance could reduce the number of available vacation rentals in that area, reducing our listing base and our revenue. In addition, if we do not have sufficient property listings in a newly popular vacation destination, we could fail to attract travelers to our websites and property owners and managers may opt to list their properties with a competitor having a greater presence in that area.

Property owner, manager or traveler complaints or negative publicity about our company, our services or our business activities could diminish use of our online marketplace.

Property owner, manager or traveler complaints or negative publicity about our company, our services or our business activities could severely diminish consumer confidence in and use of our online marketplace. Measures we sometimes take to combat risks of fraud and breaches of privacy and security, such as removing suspected fraudulent listings or listings repeatedly reported by travelers to be significantly not as described, can damage relations with our owners and managers. These measures heighten the need for prompt and accurate customer service to resolve irregularities and disputes. Effective customer service requires significant personnel expense, and this expense, if not managed properly, could significantly impact our profitability. Failure to manage or train our customer service representatives properly could compromise our ability to handle owner, manager and traveler complaints effectively. If we do not handle these complaints effectively, our reputation may suffer, and we may lose our owners', managers' and travelers' confidence. We may also be the subject of blog or forum postings that include inaccurate statements and create negative publicity. As a result of these complaints or negative publicity, property owners and managers of vacation rentals may discontinue their listing with us or travelers may discontinue their use of our websites, and our business and results of operations could be adversely impacted.

We are a newly formed entity with a limited operating history, which makes our future performance difficult to predict.

We are a newly formed entity and have limited operating history. In making an investment decision, you should consider the risks, uncertainties and difficulties frequently encountered by newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on our business. There can be no assurance that we will achieve our investment objectives.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2021 and into the future due to COVID-19, the Company's revenue has been adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company's success depends on the experience and skill of our Manager, Plat Capital, LLC (the "Manager" and our "Sponsor Member"), along with it executive officers, Norman Simon and James Carnes.

We are dependent on our Managers and its executive officers, Norman Simon and James Carnes. These persons may not devote their full time and attention to the matters of the Company. The loss of our Manager, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure, which may include personal information of renters, occupants and other occupants of the real estate we manage, where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local leasing and rental requirements, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Both we and the Manager have limited operating history, which makes our future performance difficult to predict.

Both we and the Manager have limited operating history. You should consider an investment in our Interests in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. To be successful in this market, we and the Manager must, among other things:

- identify and acquire real estate assets consistent with our investment strategies;
- increase awareness of our name within the investment products market;
- attract, integrate, motivate and retain qualified personnel to manage our day-to-day operations; and
- build and expand our operations structure to support our business.

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

We are managed by an external manager, Plat Capital, LLC.

The Manager of our Company is external to our Company, and you will own no rights in our Manager by purchasing our membership interests. Our Manager has the right to cause us to acquire and finance investments without further approval and is only required to meet the standards of care and other requirements set forth in the Company's Operating Agreement, dated as of September 7, 2021, as amended (the "**Operating Agreement**").

Because we are dependent upon our Manager to conduct our operations, any adverse changes in the financial health of our Manager or our relationship with it could hinder our operating performance and the return on your investment.

We are dependent on our Manager to manage our operations and acquire and manage our future portfolio of properties. Our Manager will make all decisions with respect to the management of our Company. Any adverse changes in the financial condition of our Manager, or our relationship with our Manager, could hinder its ability to successfully manage our operations and our portfolio of investments, which would adversely affect us and our Members.

Our Manager may fail to identify acceptable investments.

There can be no assurances that our Manager will be able to identify, or approve suitable properties meeting our investment criteria. There is no guarantee that any investment approved by our Manager will generate operating income or gains. While affiliates of our Manager have been successful in the past in identifying and structuring favorable investments, there is no guarantee that our Manager will be able to identify and structure favorable investments in the future.

We may have conflicts of interest with our Manager and other affiliates, which could result in investment decisions that are not in the best interests of our Members.

There are numerous conflicts of interest between our interests and the interests of our Manager, Plat Capital, LLC, and their respective affiliates, including conflicts arising out of allocation of personnel to our activities, or purchase or sale of properties. In addition, there is nothing restricting our Manager from holding other investment vehicles. As a result, our Manager may face conflicts of interest regarding the allocation of investment opportunities between us and other investment vehicles with which it is affiliated. Examples of these potential conflicts of interest include:

- Competition for the time and services of personnel that work for us and our affiliates;
- The possibility that our Manager, its officers and their respective affiliates will face conflicts of interest relating to the purchase of properties, and that such conflicts may not be resolved in our favor, thus potentially limiting our investment opportunities, impairing our ability to make distributions;
- Our Manager has considerable discretion with respect to the terms and timing of our acquisition, disposition and other transactions;
- The possibility that the competing demands for the time of our Manager may result in them spending insufficient time on our business, which may result in our missing investment opportunities or having less efficient operations, which could reduce our profitability and result in lower distributions to you.

Any of these and other conflicts of interest between us and our Manager could have a material adverse effect on the returns on our investments, our ability to make distributions to Members.

The properties that we own and/or manage (the "Properties") will be subject to the risks typically associated with real estate.

Our Properties will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

- natural disasters such as hurricanes, earthquakes and floods;
- acts of war or terrorism, including the consequences of terrorist attacks;
- adverse changes in national and local economic and real estate conditions;
- an oversupply of (or a reduction in demand for) and the attractiveness of the Properties to prospective purchasers;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;
- costs of remediation and liabilities associated with environmental conditions; and,
- the potential for uninsured or underinsured Properties losses.

These factors may have a material adverse effect on the value that we can realize from the Properties.

The actual rents we receive for the Property may be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which could adversely affect our financial condition, results of operations and cash flow.

As a result of potential factors, including competitive pricing pressure in the residential rental market, a general economic downturn and the desirability of the Property compared to other, we may be unable to realize our estimated market rents for the Property. In addition, depending on market rental rates at any given time as compared to expiring leases in the Property, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates for the Property, then our ability to generate cash flow growth will be negatively impacted.

We may be required to make rent or other concessions and/or significant capital expenditures to improve the Property in order to retain and attract tenants, generate positive cash flow or to make the Property suitable for sale, which could adversely affect us, including our financial condition, results of operations and cash flow.

In the event there are adverse economic conditions in the real estate market which leads to an increase in tenant defaults, lower rental rates and less demand for residential real estate space in that market, we may be more inclined to increase tenant improvement allowances or concessions to tents, accommodate increased requests for renovations and offer improvements or provide additional services to our tenants in order to compete in a more competitive leasing environment, all of which could negatively affect our cash flow. If the necessary capital is unavailable, we may be unable to make these potentially significant capital expenditures. This could result in non-renewals by tenants upon expiration of their leases and our vacant space remaining untenanted, which could adversely affect our financial condition, results of operations, cash flow and the market value of our Securities.

Our dependence on rental revenue may adversely affect us, including our profitability, our ability to meet our debt obligations and our ability to make distributions to our Investors.

Our income will be primarily derived from rental revenue from the Property. As a result, our performance will depend on our ability to collect rent from tenants. Our income and funds for distribution would be adversely affected if a significant number of our tenants:

- delay lease commencements;
- decline to extend or renew leases upon expiration;
- fail to make rental payments when due; or
- declare bankruptcy.

Any of these actions could result in the termination of such tenants' leases with us and the loss of rental revenue attributable to the terminated leases. In these events, we cannot assure you that such tenants will renew those leases or that we will be able to re-lease spaces on economically advantageous terms or at all. The loss of rental revenues from our tenants and our inability to replace such tenants may adversely affect us, including our profitability, our ability to meet our debt and other financial obligations and our ability to make distributions to our Investors.

If a tenant declares bankruptcy, we may be unable to collect balances due under relevant leases, which could adversely affect our financial condition and ability to pay distributions to our Investors.

Any of our tenants, or any guarantor of a tenant's lease obligations, could be subject to a bankruptcy proceeding pursuant to Chapter 11 of the United States bankruptcy code. A bankruptcy filing by one of our tenants or any guarantor of a tenant's lease obligations would bar all efforts by us to collect pre-bankruptcy debts from these entities or their properties, unless we receive an enabling order from the bankruptcy court. There is no assurance the tenant or its trustee would agree to assume the lease. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages that is limited in amount and which may only be paid to the extent that funds are available and in the same percentage as is paid to all other holders of unsecured claims.

A tenant or lease guarantor bankruptcy could delay efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums. A tenant or lease guarantor bankruptcy could cause a decrease or cessation of rental payments that would mean a reduction in our cash flow and the amount available to pay distributions to our Investors.

Tenant relief laws may negatively impact our rental income and profitability.

We may be involved in evicting residents who are not paying their rent or are otherwise in material violation of the terms of their lease. Eviction activities will impose legal and managerial expenses that will raise our costs. The eviction process is typically subject to legal barriers, mandatory "cure" policies and other sources of expense and delay, each of which may delay our ability to gain possession and stabilize the home. Additionally, state and local landlord-tenant laws may impose legal duties to assist residents in relocating to new housing or restrict the landlord's ability to recover certain costs or charge residents for damage that residents cause to the landlord's premises. We and any property managers we hire will need to be familiar with and take all appropriate steps to comply with all applicable landlord-tenant laws, and we will need to incur supervisory and legal expenses to ensure such compliance. To the extent that we do not comply with state or local laws, we may be subjected to civil litigation filed by individuals, in class actions or by state or local law enforcement. We may be required to pay our adversaries' litigation fees and expenses if judgment is entered against us in such litigation or if we settle such litigation.

Property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow.

The real property taxes on our Property may increase as property tax rates change or as the Property is assessed or reassessed by taxing authorities. If the property taxes we pay increase, our financial condition, results of operations, cash flow, the value of our Securities and our ability to satisfy our principal and interest obligations and to make distributions to our Investors could be adversely affected.

We may not be able to sell the Properties at a price equal to, or greater than, the total amount of capital we have invested in the Properties, which may lead to a decrease in the value of the Securities.

The value of the Properties to a potential purchaser may not increase over time, which may restrict our ability to sell a Properties, or if we are able to sell such Properties, may lead to a sale price less than the price that we paid to purchase a Properties. Such loss, would reduce the value of the Securities.

We will engage in development, redevelopment or repositioning activities, which could expose us to different risks that could adversely affect us, including our financial condition, cash flow and results of operations.

We intend to engage in development, redevelopment or repositioning activities and we will be subject to certain risks, which could adversely affect us, including our financial condition, cash flow and results of operations. These risks include, without limitation:

- start up, development, repositioning and redevelopment costs may be higher than anticipated;
- cost overruns and untimely completion of construction (including risks beyond our control, such as weather or labor conditions or material shortages); and
- changes in the pricing and availability of buyers and sellers.

These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development and redevelopment activities, any of which could have an adverse effect on our financial condition, results of operations, cash flow, the market value of our Securities and our ability to satisfy our debt obligations and to make distributions to our Investors.

Our Properties may be subject to impairment charges.

We will periodically assess whether there are any indicators that the value of our Properties may be impaired. A property's value is considered to be impaired only if the estimated aggregate future undiscounted property cash flows are less than the carrying value of the property. In our estimate of cash flows, we consider factors such as trends and prospects and the effects of demand and competition on expected future operating income. If we are evaluating the potential sale of an asset or redevelopment alternatives, the undiscounted future cash flows consider the most likely course of action as of the balance sheet date based on current plans, intended holding periods and available market information. We are required to make subjective assessments as to whether there are impairments in the value of our Properties. Impairment charges have an immediate direct impact on our earnings. There can be no assurance that we will not take additional charges in the future related to the impairment of our assets. Any future impairment could have a material adverse effect on our operating results in the period in which the charge is taken.

Uninsured losses relating to real estate and lender requirements to obtain insurance may reduce our profitability.

There are types of losses relating to real estate, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, for which we do not intend to obtain insurance unless we are required to do so by mortgage lenders. If any of our Properties incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by any such uninsured loss. In addition, other than any reserves we may establish, we have no source of funding to repair or reconstruct any uninsured damaged property, and we cannot assure our investors that any such sources of funding will be available to us for such purposes in the future. Also, to the extent we must pay unexpectedly large amounts for uninsured losses, we could suffer reduced earnings that would result in less cash to be distributed to our investors. In cases where we are required by mortgage lenders to obtain casualty loss insurance for catastrophic events or terrorism, such insurance may not be available, or may not be available at a reasonable cost, which could inhibit our ability to finance or refinance our properties. Additionally, if we obtain such insurance, the costs associated with owning a property would increase and could have a material adverse effect on the net income from the property, and, thus, the cash available for distribution to our investors.

Real estate investments are relatively illiquid and may limit our flexibility.

Real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of the Properties in the future will depend on prevailing economic and market conditions. Our inability to sell the Properties on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

The Properties will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and community groups and our builders' ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. Delays in completing construction could also give purchasers the right to terminate preconstruction purchase agreements. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely estimates of the fair market value of our Properties upon completion of construction when agreeing upon a purchase price at the time we acquire the Properties. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our Investors.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to substantial liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. Even if we are not subject to liability, other costs, which we would undertake to avoid or mitigate any such liability, such as the cost of removing or remediating hazardous or toxic substances could be substantial. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

The presence of hazardous substances, including hazardous substances that have not been detected, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions to our Investors and may reduce the value of your investment.

Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage.

The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, Properties damage or natural resource damage claims could reduce the amounts available for distribution to our Investors. The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our Investors. We may be subject to all the risks described here even if we do not know about the hazardous materials and if the previous owners did not know about the hazardous materials on the property.

In addition, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our projects could require us to undertake a costly remediation program to contain or remove the mold from the affected property or development project, which would adversely affect our operating results.

Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us or a property manager and its assignees from operating a property. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability.

Costs associated with complying with the Americans with Disabilities Act and similar laws (including but not limited to Fair Housing Amendments Act of 1988 and the rehabilitation Act of 1973) may decrease cash available for distributions to our Investors.

The Properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Fair Housing Amendments Act of 1988 requires apartment communities first occupied after March 13, 1991 to comply with design and construction requirements for disabled access. For projects receiving federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access. If a property is not in compliance with such laws, then we could be required to incur additional costs to bring the property into compliance. We cannot predict the ultimate amount of the cost of compliance with such laws. Noncompliance with these laws could also result in the imposition of fines or an award of damages to private litigants. Substantial costs incurred to comply with such laws, as well as fines or damages resulting from actual or alleged noncompliance with such laws, could adversely affect us, including our future results of operations and cash flows.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations.

Our Properties may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of, and the cash flows from, residential real estate properties, which could significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to our Investors.

Deficiencies in our internal control over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

Effective internal control is necessary for us to accurately report our financial results. There can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. As we grow our business, our internal control will become more complex, and we may require significantly more resources to ensure our internal control remains effective. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations that could require a restatement, failing to meet our reporting obligations and causing investors to lose confidence in our reported financial information. These events could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

Our business may be adversely affected by increases in interest rates or banks refusing to lend money.

An increase in interest rates by the Federal Reserve, or banks withholding loans, could adversely affect the affordability and attractiveness of financing for the project. Our cost of borrowing would also increase as a result of interest rate increases, which could, in turn, adversely affect our results of operations.

We will likely use mortgage and other debt financing to acquire properties or interests in properties and otherwise incur other indebtedness, which increases our expenses and could subject us to the risk of losing properties in foreclosure if our cash flow is insufficient to make loan payments.

We are permitted to acquire properties and other real estate-related investments, including entity acquisitions, by assuming either existing financing secured by the asset or by borrowing new funds. In addition, we may incur mortgage debt by obtaining loans secured by some or all of our assets to obtain funds to acquire additional investments.

There is no limit on the amount we may invest in any single property or other asset or on the amount we can borrow to purchase any individual property or other investment. If we mortgage a property and have insufficient cash flow to service the debt, we risk an event of default, which may result in our lenders foreclosing on the properties securing the mortgage.

If we cannot repay or refinance loans incurred to purchase our properties, or interests therein, then we may lose our interests in the properties secured by the loans we are unable to repay or refinance.

High mortgage rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our cash flow from operations and the amount of cash distributions we can make.

Our ability to acquire properties or to make capital improvements to or remodel properties will depend on our ability to obtain debt or equity financing from third parties or the sellers of properties. If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the debt becomes due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance the properties, our income could be reduced. We may be unable to refinance properties. If any of these events occurs, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to you and may hinder our ability to raise capital by issuing more membership interests in our Company.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to you.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan documents we enter into may contain covenants that limit our ability to further mortgage the property, discontinue insurance coverage, or replace our Manager. These or other limitations may limit our flexibility and prevent us from achieving our operating plans.

Lenders may be able to recover against our other properties under our mortgage loans.

In financing our acquisitions, we will seek to obtain secured nonrecourse loans. However, only recourse financing may be available, in which event, in addition to the property securing the loan, the lender would have the ability to look to our other assets for satisfaction of the debt if the proceeds from the sale or other disposition of the property securing the loan are insufficient to fully repay it. Also, in order to facilitate the sale of a property, we may allow the buyer to purchase the property subject to an existing loan whereby we remain responsible for the debt.

Interest rates might increase and result in material adverse effects on our business and prospects.

Based on historical interest rates, current interest rates are low and, as a result, it is likely that the interest rates available for future real estate loans and refinances will be higher than the current interest rates for such loans, which may have a material and adverse impact on our Company and our investments. If there is an increase in interest rates, any debt servicing on properties could be significantly higher than currently anticipated, which would reduce the amount of cash available for distribution to the Members. Also, rising interest rates may affect the ability of our Manager to refinance a property. Investments may be less desirable to prospective purchasers in a rising interest rate environment and their values may be adversely impacted by the reduction in cash flow due to increased interest payments.

We may use floating rate, interest-only or short-term loans to acquire properties.

Our Manager has the right, in its sole discretion, to negotiate any debt financing, including obtaining (i) interest-only, (ii) floating rate and/or (iii) short-term loans to acquire properties. If our Manager obtains floating rate loans, the interest rate would not be fixed but would float with an established index (probably at higher interest rates in the future). No principal would be repaid on interest-only loans. Finally, we would be required to refinance short-term loans at the end of a relatively short period. No assurance can be given that our Manager would be able to refinance with fixed-rate permanent loans in the future, on favorable terms or at all, to refinance the short-term loans. In addition, no assurance can be given that the terms of such future loans to refinance the short-term loans would be favorable to our Company.

Leveraging a property allows a lender to foreclose on that property.

Lenders on a property, even non-recourse lenders, are expected in all instances to retain the right to foreclose on that property if there is a default in the loan terms. If this were to occur, we would likely lose our entire investment in that property.

Availability of financing and market conditions will affect the success of our Company.

Market fluctuations in real estate financing may affect the availability and cost of funds needed in the future for our investments. In addition, credit availability has been restricted in the past and may become restricted again in the future. Restrictions upon the availability of real estate financing or high interest rates for real estate loans could adversely affect our investments and our ability to execute our investment goals.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Absence of Information; Incomplete Information; Reliance on our Manager.

We are relying on the experience of our Manager and affiliates regarding its ability to construct, develop, manage, and operate properties. Prospective investors will not have an opportunity to evaluate for themselves the relevant economic, financial, demographic and other factors regarding our business plan for the properties that we acquire, which adds to the uncertainty and risk of this investment in our membership interests. Prospective investors will have to rely solely upon the judgment of our Manager and our success will depend upon the skills and abilities of management and affiliates. As a result, we could be adversely affected in the event of the loss of the services of our Manager for any reason. No person should purchase our membership interests unless such person is willing to entrust all aspects of the management of our Company to our Manager.

Affiliates of the Company, including officers, directors, managers and existing beneficial owners of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Target Offering Amount.

There is no restriction on affiliates of the Company, including its officers, directors, managers and existing beneficial owners, from investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Target Offering Amount, affiliates can contribute the balance such that there will be a closing. The Target Offering Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to invest at least the Target Offering Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Target Offering Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

We will have indemnification obligations with respect to our Manager.

The Operating Agreement provides that we must indemnify, defend and hold harmless our Manager, from and against any loss, expense, damage, or injury suffered or sustained by reasons of any acts, omissions, or alleged acts or omissions arising out of the activities of our Manager on behalf of our Company or in furtherance of the interests of our Company, including, but not limited to, any judgment, award, settlement, reasonable attorneys' fees, and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding, or claim. Investors may have more limited rights of action against management for losses than investors would have absent such indemnification provisions.

The Operating Agreement contains various covenants, obligations and restrictions on the rights of the Members, including, without limitation, with respect to distributions, capital accounts, management rights, indemnification, transfer restrictions, and liquidation and dissolution of the Company.

The Operating Agreement contains various covenants, obligations, and restrictions on the rights of the Members, and you should carefully review the Operating Agreement to ensure your agreements to such covenants, obligations and restrictions.

The Securities will be equity interests in the Company and will not constitute indebtedness.

As such, the Securities will rank junior to all existing and future indebtedness and other nonequity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial.

Membership transfers and withdrawals are restricted.

In addition to the limitations on transferability imposed by the application of federal and state securities laws, the Operating Agreement imposes additional restrictions on the transfer of our membership interests. Pursuant to the Operating Agreement, holders of our membership interests may not transfer any membership interests in the Company or withdraw from the Company, without the written approval of members holding a majority interest, not including the transferring member.

The Company is managed and operated by a Plat Capital, LLC which is effectively controlled by James Carnes and Norman Simon.

Our Manager has full, exclusive and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company as set forth herein, including all actions necessary, appropriate, desirable, advisable, incidental or convenient to, or for the furtherance of, the purpose of the Company, including, without limitation, the power and authority (i) to expend the Company's capital and income for the purposes stated in the Operating Agreement; (ii) to engage such persons for Company purposes as the Manager deem advisable, including, but not limited to, attorneys, accountants and consultants; (iii) to purchase liability and other insurance to protect the Company's property and business; (iv) to open accounts for Company funds at any bank or other financial institution; (v) to establish and maintain a reserve for working capital or other Company purposes;

(vi) to execute on behalf of the Company all instruments and documents, including without limitation, checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, documents providing for the acquisition, mortgage or disposition of property, assignments, bills of sale, leases, operating agreements and any other instruments or documents necessary, in the opinion of the Managers, to the business of the Company; and (vii) to take such action as the Managers may reasonably determine is required or in the best interest of the Company to manage Company property for investment and production of income.

Notwithstanding the above, the Manager shall have no authority to take any of the following actions on behalf of the Company, except with the prior written consent of the certain majority in interest: (i) any act in contravention of the Operating Agreement; (ii) any act which would make it impossible to carry on the ordinary business of the Company; (iii) acquire, purchase, lease, operate, mortgage, possess or otherwise deal with Company property or assign the Company's rights in Company property for other than Company purposes; (iv) use Company funds or assets except for the exclusive benefit of the Company and its Members; (v) merge or consolidate with another Person, or engage in any recapitalization, reorganization, conversion, or similar transaction involving the Company (whether or not the Company is the surviving entity); (vi) commit the Company to guarantee any indebtedness or other obligations of any other Person or to pledge the Company's assets for the benefit of any other Person; (vii) redeem any Person's interest in the Company; (viii) require any additional capital contribution of any Member, other than the Initial Capital Contributions required by Section 6.1 of the Operating Agreement; or (viii) pay any compensation, fee, or commission to any Manager, the Sponsor Member, or any affiliate of a Manager or the Sponsor Member except as expressly approved in the Operating Agreement.

Investors will not have voting rights.

Investors will not have the right to vote upon matters of the Company. Investors will never be able to freely vote upon any manager or other matters of the Company, except where required by applicable law.

Each Investor must purchase the Securities in the Offering for Investor's own account for investment.

Each Investor must purchase the Securities for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and each Investor must represent it has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor must acknowledge and agree that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor representations.

Investors Purchasing the Securities will have limited rights.

Upon executing the Subscription Agreement for Units of Membership Interest (the "**Subscription Agreement**"), the Investor, as a holder of the Securities shall have no voting, information or inspection rights not explicitly provided by the Operating Agreement, and such rights shall be limited exclusively to those provided for in the Operating Agreement.

If we are required to register under the Investment Company Act of 1940 (the "Investment Company Act"), or if we or our Manager becomes subject to the laws and regulations governing broker-dealers and/or investment advisers under the Exchange Act of 1934 or the Investment Advisers Act of 1940 (the "Investment Advisers Act"), respectively, our ability to conduct our business could be materially and adversely affected.

State and federal law heavily regulates the manner in which "investment companies," "broker-dealers," and "investment advisers" are permitted to conduct their business activities. We and the Manager have taken the position that the Company's assets will not constitute a "security" within the meaning of the Investment Company Act or the Investment Advisers Act, and thus the Company's assets will consist of less than 40% investment securities under the Investment Company Act and the Manager is not and will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable case law that is inherently subject to judgments and interpretation. If the Company were to be required to register under the Investment Company Act or the Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of the Company, and we may be forced to liquidate and wind up the Company or rescind the Offering of Securities. We believe we have conducted our business in a manner that does not result in our, or our services providers or our affiliates, being characterized as an investment company, broker-dealer or investment adviser, as we do not believe that we engage in any of the activities described under Section 3(a)(l) of the Investment Company Act of 1940, as amended, or in the business of (i) effecting transactions in securities for the account of others as described under Section 3(a)(4)(A) of the Exchange Act or any similar provisions under state law or (ii) buying and selling securities for our own account, through a broker or otherwise as described under Section 3(a)(5)(A) of the Exchange Act or any similar provisions under state law. If, however, we, or any of our service provides or our affiliates, are deemed to be an investment company, a broker-dealer or an investment adviser, we may be required to institute burdensome compliance requirements, incur significant disclosure obligations and its activities may be restricted, which would affect its business to a material degree.

Accordingly, we intend to conduct our operations so that we are not required to register as an investment company under the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding forty percent (40%) of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the forty percent (40%) test. Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

The Company seeks to acquire, manage, and rent out of a portfolio of short-term vacation homes in and the North Carolina coastal region (the "**Properties**"). Our intended strategy is to focus on acquiring Properties that we believe (1) can be purchased at a compelling value based on current market conditions, (2) we can add value through potential design and renovation, (3) have significant possibilities for capital appreciation, and (4) have high potential for vacation rental market.

Business Plan

We intend to focus on this sector as it complements our Manager's expertise in the acquisition and renovation of residential real estate in the North Carolina coastal region and surrounding areas. We intend to capitalize on the ability of the Manager to source, evaluate, negotiate, structure, close, renovate, and manage such acquisitions of short-term vacation rental homes during the anticipated hold period of the Properties.

The Company's Products and/or Services

Product / Service	Description	Current Market
North Carolina Beach Vacation Rentals	Vacation rental properties in North Carolina coastal regions, initially targeting Oak Island, Holden Beach, Sunset Beach, Ocean Isle Beach and Top Sail Island, but will look at surrounding North Carolina coastal turns, depending on current market dynamics. The majority of these islands lie within Brunswick County. These properties will be purchased and rented on a short-term bases to beach vacationers. These markets have a high demand for vacation rentals especially during the months of May, June, July, and August, as people head to the beach for family vacations.	The coastal region of North Carolina is made up of primarily single-family homes in various sizes and prices, ranging from $250,000 to $3,000,000 that are used both as personal residences and vacation rentals. There is a high demand for vacation rentals in this area, specifically homes in Brunswick County, saw a year over year price appreciation of 21.6% and sales volume increased by 61.2%.

Competition

Competition is primarily single person or small entity investors utilizing local property management.

Customer Base

Primarily consists of families traveling within a 300-mile radius of the beaches in Coastal North Carolina. These customers usually come to the beach for annual vacations.

Intellectual Property

The Company presently has no registered intellectual property rights, such as trademarks or patents.

Management & Track Record

Our company is managed Plat Capital, LLC which is controlled and managed by James Carnes and Norman Simon. James Carnes provides essential marketing, project management services, and financial expertise to Plat Capital, LLC as a Manager. Norman Simon provides essential expertise around property acquisition, deal structures, and property management to Plat Capital, LLC as a Manager.

Both James and Norman hold engineering degrees from West Virginia University and are "self-described" real estate junkies. James and Norman are excited to bring an offering to the market focused on the North Carolina coastal region.

Management Fee

The Company shall pay to the Manager a fee for their services as Manager equal to ten percent (10%) of the gross rents received by the Company (the "**Management Fee**"). The Management Fee shall be paid quarterly, in arrears, on or before the 15th day after the end of each calendar quarter. If there is more than one Manager, the Management Fee shall be divided equally among the Managers, or in such other proportions as the Managers may agree.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	4%	$1,000	4%	$30,000
Purchase of Vacation Rental Real Estate and Real Estate Cash Reserves	96%	$24,000	96%	$720,000
Total	**100%**	**$25,000**	**100%**	**$750,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are detailed description of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above.

The proceeds will be used as down payments to acquire primary mortgages up to 80% loan to value. These funds will then be used to purchase vacation rental real estate in the coastal North Carolina region. Target beaches will include Oak Island, Holden Beach, Sunset Beach, Ocean Isle Beach and Top Sail Island.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Managers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
James Carnes	Co-founder, Representative of the Manager, Plat Capital, LLC	Plat Capital Fund I, LLC (Formation – Present) Responsibilities include: investor relations, finance, and property diligence CTO of Iconic Air Inc from December 2018 – Present; Business Technology Analyst at Deloitte Consulting LLP from May 2018 – November 2018 Responsibilities included: raising capital, product and engineering, recruiting, and customer success	West Virginia University, Bachelor of Engineering (2019)
Norman Simon	Co-founder, Representative of the Manager, Plat Capital, LLC	Plat Capital Fund I, LLC (Formation-Present)	West Virginia

		Responsibilities include: property due diligence, property acquisition and operations	University, Bachelor of Engineering (2013)
		TMS Software Manager, Altec Industries from Jan 2018 – Present	
		Responsibilities include: implementing software solutions across all Altec operations	

Biographical Information

James Carnes: Manager, Co-founder & CTO of Iconic Air, Inc.
- Forbes 30 Under 30 2021 Honoree
- Raised $150K+ from private investors and secured $1M+ in government contracts for Iconic Air
- *Co-host:* Pure Capital *podcast*
- Completed 350K+ of real estate transactions across multiple states
- West Virginia University, Bachelor of Engineering (2019)

Norman Simon: Manager
- Completed 13 real estate transactions in the past 3 years
- Transacted $3M+ real estate deals
- Experience in creative deal structuring, fix & flips, long-term rentals, and short-term rentals
- *Co-host:* Pure Capital *podcast*
- Managed teams of 25+ people and implemented $10M+ in projects for Altec Industries
- West Virginia University, Bachelor of Engineering (2013)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to North Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Separately, the Operating Agreement provides a standard of care and indemnification for the Manager, as follow:

- In performing a Manager's duties, whether under this Agreement or otherwise, a Manager shall act in good faith and in a manner the Manager reasonably believes to be in the best interests of the Company. An individual, trust, partnership, association, limited liability company, corporation or other entity ("**Person**") shall not be liable to the Company or any Member for any action taken or omitted to be taken by such Person as a Manager (i) in good faith and in a manner the Manager reasonably believes to be in the best interests of the Company, (ii) from which such Person derived no unlawful, material personal financial benefit, and (iii) which does not constitute fraud, gross negligence, or willful misconduct in the performance of such Person's obligations as Manager under this Agreement.

- The Company shall indemnify each Person who at any time serves as a Manager for judgments, settlements, penalties, fines, and expenses to the full extent permitted by the North Carolina Limited Liability Company Act (as amended from time to time, the "**Act**"); provided, however, that a Person shall not be indemnified with respect to any action or omission that is in breach of the standard of conduct set forth in Section 8.4(a) of the Operating Agreement, as determined by a court of competent jurisdiction.

Lastly, to the full extent provided in the Act, members shall not be liable for the obligations of the Company, and the Company shall indemnify each member for judgments, settlements, penalties, fines and expenses as a result of the member being liable for the obligations of the Company.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

By executing the Operating Agreement, a member agrees to make certain capital contributions to the Company in an aggregate amount equal to $1.00 per unit issued to such member (the "**Initial Capital Contributions**"). The Initial Capital Contributions shall be due and payable to the Company, directly or through the Portal, on or before the initial closing date. A member's failure to pay such member's Initial Capital Contribution prior to such initial closing date shall result in the automatic forfeiture of any units that otherwise would be issued or issuable to the member; provided, however, that the Manager may, in the Manager's discretion, accept an Initial Capital Contribution from a member after such initial closing date. At the closing of this Offering, assuming only the Target Offering Amount is sold, 25,000 units will be issued and outstanding.

Outstanding Membership Interests

As of the date of this Form C, the Company has no outstanding membership interests.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has no additional securities outstanding.

Outstanding Debt

As of the date of this Form C, the Company has no debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
n/a	n/a	n/a

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Plat Capital Fund I, LLC (the "**Company**") was formed on September 7, 2021 under the laws of the State of North Carolina, and is headquartered in Pilot Mountain, North Carolina.

Cash and Cash Equivalents

As of July 31, 2022 the Company had an aggregate of $582 in cash and cash equivalents, leaving the Company with approximately 0 months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
n/a	n/a	n/a	n/a	n/a	n/a

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Except for the following agreements and/or transactions, no other qualifying agreement or transactions have occurred during the relevant period:

- **Appointment as Manager of Company**. On or about October 12, 2021, the Company appointed the Manager as the manager of the Company. The managers of the Manager are Norman Simon and James Carnes and each are the beneficial owners of fifty percent (50%) of the voting securities of the Manager. Together, they control the Manager and the Company.

- **Grant of Management Fee to Manager**. Under the Operating Agreement, the Company shall pay to the Manager a fee for its services as Managers equal to ten percent (10%) of the gross rents received by the Company (the "**Management Fee**"). The Management Fee shall be paid quarterly, in arrears, on or before the 15th day after the end of each calendar quarter. If there is more than one Manager, the Management Fee shall be divided equally among the Managers, or in such other proportions as the Managers may agree.

- **Company Cash Flow Distributions**. Under the Operating Agreement, certain cash flow for each fiscal year, to the extent available, will be Members at such times as are determined by the Manager in the following order of priority: (1) to the certain investor members, in proportion to their respective accrued but certain unpaid preferred returns, until the amount of such investor member's accrued but unpaid preferred return has been reduced to zero (0); (2) to the Manager until the aggregate amount distributed to the Sponsor Member pursuant to Section 7.2(b) of the Operating Agreement is equal twenty percent (20%) of the aggregate amount distributed pursuant to Section 7.2(a) and Section 7.2(b) of the Operating Agreement; and (3) eighty percent (80%) to certain investor members, in proportion to their respective ownership of units, and twenty percent (20%) to the Sponsor Member.

- **Company Refinancing Proceeds; Company Sales Proceeds**. Under the Operating Agreement, certain refinancing proceeds and sales proceeds, to the extent available, shall be distributed to the Members within thirty (30) days of a certain capital transaction giving rise to such proceeds, in the following order of priority: (1) to the certain investor members, in proportion to their respective unreturned capital balances, until each investor member's unreturned capital balance is reduced to zero (0); (2) to the certain investor members, in proportion to their respective accrued but unpaid preferred returns, until the amount of each investor member's accrued but unpaid referred return has been reduced to zero (0); and (3) fifty percent (50%) to the investor members, in proportion to their respective ownership of units, and fifty percent (50%) to the Sponsor Member.
- **Wining Up & Liquidating Distributions**. Following the payment of or making adequate provision for, all debts and liabilities of the Company (including any indebtedness of the Company to the Members or Member Affiliates) and the expenses of liquidation, and subject to the right of the Managers to set up such reserves as the Managers may deem reasonably necessary for any contingent or unforeseen liabilities of the Company, the Managers shall distribute any remaining Company Property to the Members in the following order of priority: (1) to the members, in proportion to their respective unreturned capital balances, until each Member's unreturned capital balances is reduced to zero (0); (2) to the Members, in proportion to their respective accrued but unpaid preferred returns, until the amount of each Member's accrued but unpaid preferred return has been reduced to zero (0); (3) fifty percent (50%) to the certain investor members, in proportion to their respective ownership of units, and fifty percent (50%) to the Sponsor Member.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $750,000 (the "**Maximum Offering Amount**") of Units of Membership Interest (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). We must raise an amount equal to or greater than the Target Offering Amount by April 28, 2023 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $250 and the maximum amount that an Investor may invest in the Offering is $75,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

Membership Interests are also referred to as Units in the Operating Agreement of the Company. Membership Interests and Units are used interchangeably herein. We request that you please review this Form C and the Subscription Agreement attached as <u>Exhibit C</u>, in conjunction with the following summary information.

THE FOLLOWING ARE MATERIAL PROVISIONS OF THE COMPANY'S OPERATING AGREEMENT TO WHICH THE INVESTORS WILL JOIN AS AN "INVESTOR MEMBER".

AS SUCH, ANY REFERENCE TO "MEMBER" IN THE FOLLOWING PROVISIONS, OR OTHERWISE IN THIS FORM C, APPLIES TO THE INVESTOR IN SUCH INVESTOR'S CAPACITY AS "INVESTOR MEMBER" AS DEFINED IN THE OPERATING AGREEMENT. FOR THE AVOIDANCE OF ANY DOUBT, THE FOLLOWING PROVISIONS ARE INTENDED TO PROVIDE EACH INVESTOR WITH AN OVERVIEW OF THE CERTAIN TERMS AND CONDITIONS OF THE OPERATING AGREEMENT. INVESTORS SHOULD CAREFULLY REVIEW THE OPERATING AGREEMENT FOR A COMPLETE RECITATION OF ALL TERMS, CONDITIONS, RIGHTS AND OBLIGATIONS OF AN INVESTOR MEMBER.

Preferred Return. "Preferred Return" means, with respect to a Member, a sum equal to six percent (6%) per annum, determined on the basis of a year of 365 or 366 days, as the case may be, for the actual number of days in the period for which such Preferred Return is being determined, of the average daily Unreturned Capital Balance of such Member during the period to which the Preferred Return relates, commencing on the date of such Member's Capital Contribution; provided, however, that the Managers may, for convenience, treat all of the Initial Capital Contributions made by the Investor Members as received on the Initial Closing Date. The Preferred Return shall be cumulative and non-compounding.

Profit or Loss. "Profit" or "Loss" shall mean for each Fiscal Year an amount equal to the Company's taxable income or loss for the Fiscal Year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this definition shall be added to such taxable income or loss;

(ii)   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704- 1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits and Losses pursuant to this definition, shall be subtracted from such taxable income or loss;

(iii)   In the event the Gross Asset Value of any Company Property is adjusted pursuant to clauses (ii) or (iii) of the definition of Gross Asset Value the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Losses;

(iv)   Gain or loss resulting from any disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(v)   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year computed in accordance with the definition thereof;

(vi)   To the extent an adjustment to the adjusted tax basis of any Company Property pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits and Losses; and

(vii)   Notwithstanding any other provisions of this definition, any items which are specially allocated pursuant to Addendum Paragraphs 2, 3, or 4 shall not be taken into account in computing Profits and Losses.

The amounts of the items of Company income, gain, loss, or deduction to be specially allocated pursuant to Addendum Paragraphs 2, 3, or 4 shall be determined by applying rules analogous to clauses (i) through (vi) above.

Section 7.1 – Profits and Losses. Subject to the Allocation Addendum and after first giving effect to any allocations pursuant to the Allocation Addendum, the items of income, expense, gain and loss comprising Profit or Loss of the Company shall be allocated to the Members in a manner such that the Capital Account balance of each Member, immediately after giving effect to such allocation (and taking into account all Capital Contributions made by such Member and all distributions made to such Member through the date of such determination), is, as nearly as possible, equal to the aggregate amount that would be distributed to such Member under this Agreement pursuant to Section 7.2 (or Section 11.3 with respect to a Dissolution Event) if:

(a) the Company were dissolved;

(b) its affairs were wound up and each Company asset were sold for cash equal to its Gross Asset Value (as defined in the Addendum);

(c) all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability (as defined in the Addendum) to the Gross Asset Value of the assets securing such liability); and

(d) the net assets of the Company were distributed in accordance with Section 11.3 to the Members immediately after giving effect to such allocation, minus such Member's share of Partnership Minimum Gain and Partnership Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets. The Managers may, in their reasonable discretion, make such other assumptions (whether or not consistent with the above assumptions) or adjustments as they deem necessary or appropriate in order to effectuate the intended economic arrangement of the Members.

Section 7.2 – Company Cash Flow. Company Cash Flow for each Fiscal Year, to the extent available, will be distributed to the Members at such times as are determined by the Manager in the following order of priority:

(a) First, to the Investor Members, in proportion to their respective accrued but unpaid Preferred Returns, until the amount of each Investor Member's accrued but unpaid Preferred Return has been reduced to zero (0).

(b) Second, to the Sponsor Member until the aggregate amount distributed to the Sponsor Member pursuant to this Section 7.2(b) is equal twenty percent (20%) of the aggregate amount distributed pursuant to Section 7.2(a) and this Section 7.2(b).

(c) Third, eighty percent (80%) to the Investor Members, in proportion to their respective ownership of Units, and twenty percent (20%) to the Sponsor Member.

Section 7.3 – Company Refinancing Proceeds; Company Sales Proceeds. Company Refinancing Proceeds and Company Sales Proceeds, to the extent available, shall be distributed to the Members within thirty (30) days of the Capital Transaction giving rise to such proceeds, in the following order of priority:

(a) First, to the Investor Members, in proportion to their respective Unreturned Capital Balances, until each Investor Member's Unreturned Capital Balance is reduced to zero (0).

(b) Second, to the Investor Members, in proportion to their respective accrued but unpaid Preferred Returns, until the amount of each Investor Member's accrued but unpaid Preferred Return has been reduced to zero (0).

(c) Third, fifty percent (50%) to the Investor Members, in proportion to their respective ownership of Units, and fifty percent (50%) to the Sponsor Member.

Section 11.3 – Liquidation of Company or of Interests.

(a)   Winding Up & Liquidating Distributions. Upon dissolution of the Company, the Managers shall liquidate the assets of the Company. The Members shall continue to share Profits, Losses, and other items during the period of liquidation in the manner provided in Article VII. The Managers shall have full right and unlimited discretion to determine the time, manner and terms of any sales of Company Property pursuant to such liquidation, having due regard to the activity and conditions of the relevant market and general financial and economic conditions. Following the payment of or making adequate provision for, all debts and liabilities of the Company (including any indebtedness of the Company to the Members or Member Affiliates) and the expenses of liquidation, and subject to the right of the Managers to set up such reserves as the Managers may deem reasonably necessary for any contingent or unforeseen liabilities of the Company, the Managers shall distribute any remaining Company Property to the Members in the following order of priority:

  (i)   First, to the Members, in proportion to their respective Unreturned Capital Balances, until each Member's Unreturned Capital Balance is reduced to zero (0).
  (ii)   Second, to the Members, in proportion to their respective accrued but unpaid Preferred Returns, until the amount of each Member's accrued but unpaid Preferred Return has been reduced to zero (0).
  (iii)   Third, fifty percent (50%) to the Investor Members, in proportion to their respective ownership of Units, and fifty percent (50%) to the Sponsor Member.

(b)   No Deficit Restoration. Each Member shall look solely to the assets of the Company for the return of the Member's Capital Contributions, the Member's share of any profits, and any other distributions or payments, and shall have no recourse therefor (upon dissolution or otherwise) against any of the Members. Without limiting any of their respective obligations expressly set forth in this Agreement, no Member shall have any obligation to contribute any deficit balance in its Capital Account existing at any time.

Deferred Payment

Notwithstanding anything to the contrary, the Company shall have no obligation to make any distributions of Preferred Return during the six (6) month period immediately following the closing of this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Distributions

Company Cash Flow for each Fiscal Year, to the extent available, will be distributed to the Members at such times as are determined by the Manager in the following order of priority: (a) First, to the Investor Members, in proportion to their respective accrued but unpaid Preferred Returns, until the amount of each Investor Member's accrued but unpaid Preferred Return has been reduced to zero (0). (b) Second, to the Sponsor Member until the aggregate amount distributed to the Sponsor Member pursuant to Section 7.2(b) of the Operating Agreement is equal twenty percent (20%) of the aggregate amount distributed pursuant to Sections 7.2(a) and 7.2(b) of the Operating Agreement. (c) Third, eighty percent (80%) to the Investor Members, in proportion to their respective ownership of Units, and twenty percent (20%) to the Sponsor Member.

Dissolution

The Company shall be dissolved only upon the earlier to occur of the following: (i) unanimous written consent to dissolve by the Managers; or (ii) an event described in Section 57D-6-01(5) of the Act; provided, however, that in the event the Company is administratively dissolved pursuant to Act Section 57D-6-06, the Managers may apply to reinstate the Company, and appeal any denial of such application, as provided in Act Section 57D-6-06(b).

Voting and Control

The Securities do not have voting rights. Other than the Operating Agreement, the Company does not have any member or equity holder voting agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Agreement to be bound by the Operating Agreement

By purchasing membership interests, the Investor will be admitted as a member of the Company and will be bound by the provisions of, and deemed to be a party to, the Operating Agreement governing the Company, as amended from time to time (the "**Operating Agreement**"). Pursuant to the Operating Agreement, each Investor grants to the Manager the power and authority on behalf of the Company:

- To expend the Company's capital and income for the purposes stated in this Agreement;
- To engage such Persons for Company purposes as the Managers deem advisable, including, but not limited to, attorneys, accountants and consultants;
- To purchase liability and other insurance to protect the Company's property and business;
- To open accounts for Company funds at any bank or other financial institution;
- To establish and maintain a reserve for working capital or other Company purposes;
- To execute on behalf of the Company all instruments and documents, including without limitation, checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, documents providing for the acquisition, mortgage or disposition of property, assignments, bills of sale, leases, operating agreements and any other instruments or documents necessary, in the opinion of the Managers, to the business of the Company; and
- To take such action as the Managers may reasonably determine is required or in the best interest of the Company to manage Company Property for investment and production of income.

Restrictions on Transfer

An Investor may not transfer the Securities without the consent of the Manager.

Notwithstanding the foregoing, any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of four percent (4%) of the amount raised in the Offering to the Intermediary.

Membership Interests, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ James Carnes
(Signature)

James Carnes
(Name)

Manager of Plat Capital, LLC
(Title)

/s/ Norman Simon   *Norman Simon*
(Signature)

Norman Simon
(Name)

Manager of Plat Capital, LLC
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ James Carnes
(Signature)

James Carnes
(Name)

Manager of Plat Capital, LLC, Manager of Plat Capital Fund I, LLC
(Title)

August 10, 2022
(Date)

/s/ Norman Simon   *Norman Simon*
(Signature)

Norman Simon
(Name)

Manager of Plat Capital, LLC, Manager of Plat Capital Fund I, LLC

_____

(Title)

August 10, 2022
_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

PLAT CAPITAL FUND I, LLC

FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT

DECEMBER 31, 2021

PLAT CAPITAL FUND I, LLC

FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT

DECEMBER 31, 2021

TABLE OF CONTENTS

Page

MB&F

Mayne, Blumstein & Fingold CPAs LLP

Robert W. Mayne, CPA   Wade H. Blumstein, CPA
Dennis P. Fingold, CPA   Lisa M. Capparelli, CPA

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Plat Capital Fund I, LLC

We have reviewed the accompanying financial statements of Plat Capital Fund I, LLC which comprise the balance sheet as of December 31, 2021, and the related statements of income, members' equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 3, the Company has suffered recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 3. Our conclusion is not modified with respect to this matter.

Mayne, Blumstein & Fingold CPAs LLP

Mayne, Blumstein, & Fingold CPAs, LLP
Merrick, NY
April 29, 2022

1

Plat Capital Fund I, LLC
Balance Sheet
December 31, 2021

	2021
ASSETS	
Current assets:	
Cash and cash equivalents	N/A
Total current assets	N/A
TOTAL ASSETS	N/A
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	
Liabilities	N/A
Members' equity	
Members' equity	N/A
Accumulated earnings (deficit)	N/A
Total members' equity	N/A
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	N/A

See independent accountant's review report and accompanying notes to financial statements.

Plat Capital Fund I, LLC
Statement of Income (Loss)
For the period ended 12/31/21

	2021
Revenues	N/A
Operating Expenses:	
Total operating expenses	N/A
Operating Gain (Loss)	N/A
Net Income (Loss)	N/A

Plat Capital Fund I, LLC
Statement of Cash Flows
For the period ended December 31, 2021

	2021
Cash Flows from Operating Activities:	
Net Income (Loss)	N/A
Net Cash Provided (Used) by Operating Activities	N/A
Financing Activities	
Net Cash Provided (Used) by Financing Activities	N/A
Net Increase / (Decrease) In Cash and Cash Equivalents	N/A
Cash and Cash Equivalents, Beginning of period (9/7/21 inception)	N/A
Cash and Cash Equivalents, End of Year	**N/A**

See independent accountant's review report and accompanying notes to financial statements.

Plat Capital Fund I, LLC
Statement of Member's Equity
For the Period Ending December 31, 2021

	Total Member's Equity (Deficit)
Balance as of September 7, 2021	N/A
Net Income (Loss)	N/A
Balance as of December 31, 2021	N/A

Plat Capital Fund I, LLC

Notes to the Financial Statements for the

Year Ending December 31, 2021

NOTE 1 – NATURE OF OPERATIONS

Plat Capital Fund I, LLC (the "Company") is a North Carolina limited liability company formed on September 7, 2021 under the laws of North Carolina.

The Company's primary purpose shall be to acquire title to one or more residential properties on the North Carolina coast, to hold and manage such properties for investment and production of income as short-term vacation rental properties, and to engage in such other lawful businesses or activities approved by the Managers, which are not inconsistent with the foregoing purposes.

As of September 7, 2021 (inception), the Company has not yet commenced operations. Operations weren't commenced in 2021. Once the Company commences its planned principal operations in 2022, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to comments the Company's planned operations or failing to profitably operate the business

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31st, 2021, the Company had $0 of cash on hand, respectively.

Receivables and Credit Policy

The Company will sell brand and other advertising on its platform. Trade receivables from advertising customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables will be stated at the amount billed to the customer. Payments of trade receivables will be allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2021, the Company did not have any accounts receivable.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

The company has no fixed assets on its books since inception and; therefore, has had no depreciation expense.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment at December 31st, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from inception through December 31st, 2021, as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31st, 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by managing fund raising campaigns on behalf of individuals wishing to make donations to selected beneficiaries, selling merchandise and receiving contributions from participant to platform mission. The Company's payments are five percent (5%) of campaign funds raised through the platform. In addition, revenue will be generated from brand advertising on the platform. For the year ending December 31, 2021, the Company recognized $0 in revenue.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $0 respectively, for the year ended December 31st, 2021.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statement. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position. The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues or profits as of December 31, 2021. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBERS' EQUITY

The Company is managed by the two founders and members (the "Managers"). The Managers shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

The Company's Sponsor Member is Plat Capital, LLC, a North Carolina limited liability company ("Plat Capital").

Distributions of ordinary operating cash flow will be in the following order of priority:

(a) First, to the Investor Members, in proportion to their respective accrued but unpaid Preferred Returns, until the amount of each Investor Member's accrued but unpaid Preferred Return has been reduced to zero.

(b) Second, to the Sponsor Member until the aggregate amount distributed to the Sponsor Member pursuant to this section is equal to 20% of the aggregate amount distributed pursuant to the first two priorities.

(c) Third, 80% to the Investor Members, in proportion to their respective ownership of Units, and 20% to the Sponsor Member.

The Company's Refinancing Proceeds and Sales Proceeds, to the extent available, shall be distributed to the Members within thirty days of the Capital Transaction giving rise to such proceeds, in the following order of priority:

(a) First, to the Investor Members, in proportion to their respective Unreturned Capital Balances, until each Investor Member's Unreturned Capital Balance is reduced to zero.

(b) Second, to the Investor Members, in proportion to their respective accrued but unpaid Preferred Returns (8%), until the amount of each Investor Member's accrued but unpaid Preferred Return has been reduced to zero.

(c) Third, 50% to the Investor Members, in proportion to their respective ownership of Units, and 50% to the Sponsor Member.

There is no guaranty that the Company will be able to make any distributions, even to return capital to investors.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

Plat Capital, LLC, the Sponsor Member, is an entity owned and managed by the Company's members and Managers.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective at its inception date.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statement. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 7: COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 8: CROWDFUNDING OFFERING

Effective as of August 25th, 2021, the Company entered into an agreement with OpenDeal Portal LLC d/b/a Republic, a Delaware limited liability company. FT1, Inc d/b/a Fund the First together with Republic, pursuant to which FT1, Inc d/b/a Fund the First will prepare and launch a Regulation Crowdfunding securities-offering facilitated by Republic on a website owned by OpenDeal Inc, and hosted by Republic Core LLC (collectively, the "Portal"). FT1, Inc d/b/a Fund the First seeks to complete an offering of the Company's securities under Section 4(a)(6), Regulation Crowdfunding (Reg CF), of the Securities Act of 1933 (the "Crowdfunded Offering") up to $750,000 of simple agreement for future equity. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $750,000 maximum. The Company must receive commitments from investors totaling the minimum by the offering deadline. The offering is still ongoing as of April 29th,2022, the date the financial statements were available to be issued.

NOTE 9: SUBSEQUENT EVENTS

Management has evaluated all subsequent events through April 29th, 2022, the date the financial statement was available to be issued. There are no material events requiring disclosure or adjustment to the financial statement.

EXHIBIT B

Offering Page found on Intermediary's Portal.

 

Company Name	North Carolina Beach Rental Portfolio

Logo	

Headline	Own a piece of North Carolina beach houses through a curated portfolio

Slides	



Tags   Residential Real Estate, Real Estate, Coming Soon, Real Estate, Equity,
                Interest Purchase Agreement (IPA)

Pitch
text

Summary

- Own a piece of North Carolina beach real estate, no matter where you live
- Focused exclusively on single-family beach vacation rentals in NC
- NC home values have appreciated by 22.7% in the past year (Zillow)
- Professional team with years of experience investing in the NC market
- Gain exposure to an asset class that's difficult to participate in

Opportunity

North Carolina real estate portfolio

Managed by local founders

Plat Capital Fund I is a portfolio of beach vacation rental investment properties managed by founders who are local to the North Carolina market.

The company plans to acquire, manage, and dispose of a portfolio of single-family homes vacation rentals along the coast of North Carolina. Our intended strategy is to focus on acquiring properties that:

1. Have strong vacation rental demand based on proximity to beaches and other vacation attractions
2. Have competitive amenities (i.e. pools or volleyball court)
3. Have low acquisition costs compared US market averages
4. Have significant potential for capital appreciation

Our thesis is that North Carolina will be at the center of innovation and growth for years to come. Major tech companies like Apple are investing billions into campuses across the state.

This will increase appreciation of all property types, and drive major traffic to all the vacation hotspots along the coast.



Market

NC coastal towns set to outpace other large markets across the US



Some unique facts about North Carolina:

- As of Oct 2021, Zillow's home value index shows that home values have appreciated by 22.7% in the last year across the state of North Carolina.
- In 2021, the average sale price of homes in our target market of Brunswick County, NC went up by 21.6%.
- There are 3 North Carolina cities in the top 25 best places to live in America, according to US News Real Estate. This provides a steady flow of vacationers who frequently visit the NC beaches for weekend trips or family getaways.

North Carolina in the news:



North Carolina In The News

- Apple invests $1B+ in North Carolina to build first east coast campus
- Two NC beaches ranked in top 5 of best beaches in America
- North Carolina is becoming one of the new "tech hotspots" as tech workers flee big cities during the pandemic.
- Google creates large, new engineering hub in North Carolina

Strategy

Experienced & selective management team

Plat Capital has years of experience acquiring and managing residential real estate along the coast of NC and throughout the rest of the state.

We primarily source properties from our local state-wide network and paid online and offline marketing campaigns. We are very selective about choosing properties that fit our investment thesis mentioned above.

We have deep experience sourcing evaluating, negotiating, structuring, closing, renovating, and managing such acquisitions of single-family homes, and intend to leverage this strategy for this offering.

Offering

Investment opportunity

We are offering up to 500,000 membership units of our Company for $1.00 each. The proceeds of the offering will be used to acquire and manage properties during the anticipated hold period of 3-5 years.



We are targeting an IRR of 12%-18% with a fund structure that includes the following benefits to investors:

- Exposure to vacation rental income
- Preferred return - which means investors get paid before Plat Capital gets any profits
- Exposure to appreciation

Management Fee

The Manager shall be entitled to 10% of gross revenues (as defined below) to help cover the cost of property management by Plat Capital Fund I, LLC. "Gross Revenues" is the amount of total revenue each year that is generated from the properties through rental income.

Track Record

Previous deals

#1: Beach vacation rental



- 288 Brunswick Ave., Holden Beach, NC
- Purchase price : *$275,000*



- Gross revenue: *$44,652*
- Expense and financing: *$23,556*
- Cash flow: *$21,096*
- Cash-on-cash return: *38.35%*
- View Airbnb listing

#2: Beach vacation rental



- 926 E. Beach Dr., Oak Island, NC
- Purchase price: *$625,000*
- Gross revenue: *$87,652*
- Expense and financing: *$47,004*
- Cash flow: *$40,648*
- Cash-on-cash return: *32.5%*
- View Airbnb listing



#3: Small town vacation rental



- 1020 Danely Road, Pilot Mountain, NC
- Gross revenue: *$15,533.15*
- Expense and financing: *$10,044*
- Cash flow: *$5,289.15*
- Cash-on-cash return: *18.5%*
- View Vrbo listing

Team

Norman Simon

Winston Salem, NC

- Completed 18 real estate transactions in the past 3 years
- Transacted $5.3M+ in real estate deals
- Experience in creative deal structuring, fix & flips, long-term rentals, and short-term rentals
- Co-host: *Pure Capital* podcast
- Managed teams of 25+ people and implemented $10M+ in projects for Altec Industries
- West Virginia University engineering alumni





James Carnes

Austin, TX

- Co-Founder & CTO of Iconic Air, Inc.
- Forbes *30 Under 30* lister
- Raised $5M+ from private investors, and secured $1M+ in government contracts for Iconic Air
- Completed $1.7M+ in real estate transactions
- Co-host: *Pure Capital* podcast
- West Virginia University engineering alumni



Team

 James Carnes   Managing Partner

---

 Norman Simon   Managing Partner

---

Perks

$500   ***Limited first 250*** - Custom North Carolina beach themed sticker and custom NC beach themed crazy socks

---

$1,000   ***Limited first 50*** Custom NC beach themed crazy socks and recognized on Plat Capital website as "[Your Name] owns a piece of NC beaches"



$2,500	***Limited first 25*** Custom NC beach themed crazy socks and recognized on Plat Capital website as "[Your Name] owns a piece of NC beaches"
$5,000	***Limited first 5*** 1on1 video call with a Plat Capital managing partner, Custom NC beach themed crazy socks, and recognized on Plat Capital website as "[Your Name] owns a piece of NC beaches"
$10,000	***Limited first 5*** Get 2 days of free lodging at one of the portfolio beach houses, 1on1 video call with a Plat Capital managing partner, Custom NC beach themed crazy socks and recognized on Plat Capital website as "[Your Name] owns a piece of NC beaches" Note: Lodging days will be decided by Plat Capital LLC
$25,000	***Limited first 3*** Get 4 days of free lodging at one of the portfolio beach houses, 1on1 video call with BOTH Plat Capital managing partners, Custom NC beach themed crazy socks, listed as a Plat Capital Gold Investor with your name and picture on our website Note: Lodging days will be decided by Plat Capital LLC
$50,000	***Limited first 3*** Get 5 days of free lodging at one of the portfolio beach houses, 1on1 video call with BOTH Plat Capital managing partners, Custom NC beach themed crazy socks, listed as a Plat Capital Platinum Investor with your name and picture on our website Note: Lodging days will be decided by Plat Capital LLC



FAQ



EXHIBIT C

Form of Security

THE UNITS ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "*SECURITIES ACT*") AND REGULATION CROWDFUNDING THEREUNDER AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE UNITS. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE UNITS, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE UNITS BY ANY FOREIGN SUBSCRIBER.

PLAT CAPITAL FUND I, LLC

CROWD INTEREST PURCHASE AGREEMENT

Series 2022

The undersigned subscriber (the "*Subscriber*") understands that Plat Capital Fund I, LLC, a North Carolina limited liability company (the "*Company*"), is offering up to 750,000 units of the Company's Capital Interests (the "*Capital Interests*" *(which means the capital interests of the Company, including, without limitation, Common Interests and Preferred Interests)*). The offering is made to both accredited and non-accredited investors pursuant to the Form C filed by the Company with the U.S. Securities and Exchange Commission ("*SEC*") and the offering memorandum included therein (the "*Form C*"). The Company is offering the units of Capital Interests to prospective investors through the OpenDeal Portal LLC d/b/a Republic, which is registered with the SEC as a securities crowdfunding portal and which operates such portal via www.republic.com (the "*Portal*").

The Subscriber understands and acknowledges that the Subscriber's purchase of units of Capital Interests is an inherently speculative and risky investment and that any amounts that the Subscriber chooses to invest in units of Capital Interests may be lost.

The Subscriber acknowledges that he, she or it has carefully reviewed the Company's operating agreement (the "Company Operating Agreement") and the Form C.

Based on these premises, the Subscriber hereby confirms its agreement with the Company as follows:

1. **Subscription.**

    (a)   On or about [Date of Crowd IPA], subject to the terms of this Crowd Interest Purchase Agreement ("*Crowd IPA*"), the Company Operating Agreement, and the Form C, the Subscriber agrees to purchase from the Company and, upon acceptance by the Company of the Subscriber's subscription and in reliance on the Subscriber's representations, warranties, and covenants contained herein, the Company agrees to issue and sell to the Subscriber the number of units of Capital Interests listed on the signature page to this Crowd IPA at a per Unit price of $1.00.

    (b)   Upon acceptance of this Crowd IPA by the Company, the Subscriber shall purchase the units of Capital Interests by following the directions of the Portal to transfer the amount equal to the aggregate purchase price indicated on the signature page to this Crowd IPA to the escrow account associated with the Form

C and the offering and the Company shall issue and sell to the Subscriber the number of units of Capital Interests purchased by the Subscriber.

2. **Acceptance and Rejection of Subscriptions.**

(a) The Subscriber understands and agrees that the Company, in its sole discretion, reserves the right to accept or reject this or any other subscription for the units of Capital Interests, in whole or in part, and for any reason or no reason. If the Company rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Company shall cause Subscriber's subscription funds for the rejected portion of the subscription to be returned to Subscriber without deduction, offset or interest accrued thereon. If this subscription is rejected in whole this Crowd IPA shall thereafter be of no further force or effect. If this subscription is rejected in part, this Crowd IPA will continue in full force and effect to the extent this subscription was accepted.

(b) Effective upon the Company's acceptance of the Subscriber's subscription, the Subscriber shall become a member of the Company, and by executing this Crowd IPA, the Subscriber agrees to adhere to and be bound by, the terms and conditions of the Company Operating Agreement (and grants to the Company's executive officers the power of attorney described therein to execute the Company Operating Agreement, and such other documentation as described in the power of attorney, on behalf of the Subscriber).

3. **Subscriber Representations and Warranties.** The Subscriber represents, warrants, and agrees to and with the Company as follows:

(a) The Subscriber is purchasing the units of Capital Interests for the Subscriber's own account and not for distribution or resale to others. The Subscriber agrees that the Subscriber will not sell or otherwise transfer the units of Capital Interests unless the units of Capital Interests have been registered under the Securities Act and applicable state securities laws or an exemption therefrom is available and otherwise in accordance with Section 10.1 of the Company Operating Agreement.

(b) The Subscriber has reviewed the Operating Agreement and understands that notwithstanding anything to the contrary, the Company shall have no obligation to make any distributions of Preferred Return, as defined in the Operating Agreement, during the six (6) month period immediately following the closing of the Company's offering.

(c) The Subscriber has received and reviewed a copy of the Form C and the Company Operating Agreement and had an opportunity to ask questions of and receive answers about the Company concerning the investment in the units of Capital Interests. The Subscriber understands and agrees that the Company is solely responsible for providing risk factors, conflicts of interest, and other disclosures that the Subscriber should consider when investing in the units of Capital Interests issued by the Company, and that the Portal has no ability to assure, and have not in any way assured, that any or all such risk factors, conflicts of interest and other disclosures have been presented fully and fairly, or, have been presented at all. The Subscriber acknowledges that he, she or it has conducted his own due diligence (by means of consultation with Subscriber's own legal, tax, or financial advisors) with respect to the Company, the units of Capital Interests, and any other matter that the Subscriber believes to be material to the Subscriber's decision to invest in and further acknowledges that the Subscriber is making the investment decision based on this due diligence.

(d) The Subscriber: (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required disclosure information to the Portal to evidence these representations.

(e) The Subscriber understands that neither the units of Capital Interests to be issued pursuant to this Crowd IPA nor the offering thereof have been passed on as to fairness, approved, disapproved, recommended, or endorsed by any federal or state agency or any other entity or person, and no federal or state agency has confirmed the accuracy, truthfulness, or completeness of the information set forth in the Form C or any disclosure made in connection with the offering of the units of Capital Interests. Any representation to the contrary is unlawful. The issuance of the units of Capital Interests will not be registered under the Securities Act or the securities laws of any state, in reliance upon exemptions from registration contained in the Securities Act and such state securities laws. The Company's reliance upon such exemptions is based in part upon the representations, warranties, and agreements contained in this Crowd IPA.

(f)   The Subscriber understands and accepts that the purchase of the units of Capital Interests involves various risks, including the risks outlined in the Form C, on the Portal and in this Crowd IPA. In making an investment decision to invest in the units of Capital Interests, the Subscriber has relied solely upon the information set forth in the Form C, any other relevant information on the Portal, and independent investigations made by the Subscriber.

(g)   The Subscriber can bear the economic risk of this investment and can afford a complete loss thereof; the Subscriber has sufficient liquid assets to pay the full purchase price for the units of Capital Interests; and the Subscriber has adequate means of providing for its current needs and has no present need for liquidity of the Subscriber's investment in the Company.

(h)   The Subscriber has had an opportunity to review the Company Operating Agreement with the Subscriber's legal, tax, and financial advisors or has elected not to do so. The Subscriber understands that, upon acceptance of this Crowd IPA by the Company, the Subscriber will be bound by the terms and conditions of the Company Operating Agreement. The Subscriber has also had an opportunity to ask questions and receive answers about the Company Operating Agreement and the Form C. The Subscriber acknowledges that the relative rights of the units of Capital Interests are set forth in the Company Operating Agreement and the units of Capital Interests are subject to restrictions as contained in the Company Operating Agreement.

(i)   The Subscriber confirms that it is not relying and will not rely on any communication of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the units of Capital Interests. The Subscriber understands that information and explanations related to the offering of units of Capital Interests provided by the Company, the Portal, or any of their affiliates shall not be considered investment advice or a recommendation to purchase the units of Capital Interests, and that neither the Company, the Portal, nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the units of Capital Interests. The Subscriber acknowledges that none of the Company, the Portal, nor any of their respective affiliates have made any representation regarding the proper characterization of the units of Capital Interests for purposes of determining the Subscriber's authority or suitability to purchase the units of Capital Interests.

(j)   The Subscriber understands and agrees that neither the Portal nor any of its affiliates, nor any of their respective officers, directors, shareholders, partners, managers, members, employees, agents, or representatives shall be liable in connection with any information or omission of information contained in materials prepared or supplied by the Company whether in Form C, through the Portal, distributed by or through the Company or otherwise. The Subscriber understands that the Portal is not an adviser to Subscriber, and that Subscriber is not an advisory or other client of the Portal or any affiliate thereof. The Subscriber is not relying on the Portal or any affiliate thereof with respect to the legal, accounting, business, investment, pension, tax or other economic considerations involved in this investment other than the Subscriber's own advisers.

(k)   The Subscriber understands that the Company's business plan is subject to change depending on a variety of circumstances, and the Company may need additional capital in connection with its business. The Subscriber understands and acknowledges that, in the event that the Company sells additional units of Capital Interests or other equity securities outside of the offering, the Subscriber's interest in the Company may then be diluted on a pro rata basis with other holders of the units of Capital Interests. There can be no assurance that Company will succeed in obtaining any such additional capital or, if it obtains such capital, that the terms and conditions tied to the capital will be favorable to Company.

(l)   The Subscriber understands that adverse market, financial, economic, and operational events could lead to a partial or total failure of the Company, resulting in a partial or total loss of the Subscriber's investment in the Company. The Subscriber confirms that no representations or warranties about the Company's success have been made to the Subscriber and that the Subscriber has not relied upon any representation or warranty in making or confirming the Subscriber's investment in the Company.

 (m) The Subscriber has all requisite power and authority to execute, deliver, and perform the Subscribers' obligations under this Crowd IPA and the Company Operating Agreement and to subscribe for and purchase or otherwise acquire the units of Capital Interests. Upon acceptance of this Crowd IPA by the Company, this Crowd IPA and the Company Operating Agreement will be valid, binding, and enforceable against the Subscriber in accordance with their terms.

 (n) The Subscriber understands that the units of Capital Interests are restricted from transfer for a period of time under the Securities Act and applicable state securities laws. The Subscriber understands that the Company has no obligation or intention to take any action to permit subsequent sales of the units of Capital Interests pursuant to the Securities Act or applicable state securities laws. The Subscriber agrees to not sell, assign, pledge, or otherwise transfer the units of Capital Interests, or any interest therein, except in compliance with Regulation Crowdfunding and the Company Operating Agreement.

 (o) The Subscriber confirms that all information and documentation provided to the Portal or to the Company, including all information regarding the Subscriber's identity, taxpayer identification number, the source of the funds to be invested in the Series, and the Subscriber's eligibility to invest in offerings under Regulation Crowdfunding, is true, correct, and complete. Should any such information change or no longer be accurate, the Subscriber agrees and covenants that he, she, or it will promptly notify the Portal of such changes through Portal. The Subscriber agrees and covenants that the Subscriber will maintain accurate and up-to-date contact information (including email and mailing address) on Portal and will promptly update such information in the event it changes or is no longer accurate.

 (p) The Subscriber has truthfully completed the (i) Substitute Form W-9 found in Exhibit I if the Subscriber is a U.S. person or (ii) Substitute Form W-8BEN found in Exhibit II if the Subscriber is a non-U.S. person. The Subscriber agrees to provide such other documentation as the Manager determines may be necessary for the Company to fulfill any tax reporting or withholding requirements.

 (q) If the units of Capital Interests are to be jointly owned, whether as joint tenants, tenants in common, or otherwise, the representations, warranties, and obligations set forth in this Crowd IPA shall be joint and several representations, warranties, and obligations of each owner.

 4. <u>Reliance on Subscriber Representations and Warranties; Indemnification</u>. The Subscriber acknowledges that the Company and its respective managers, members, founders, officers, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering units of Capital Interests for sale to the Subscriber without having first registered the issuance of the units of Capital Interests under the Securities Act or the securities laws of any state. The Subscriber also understands the meaning and legal consequences of the representations and warranties in this Crowd IPA, and the Subscriber agrees to indemnify and hold harmless the Company and each of their managers, members, founders, officers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure to fulfill any covenants or agreements contained in this Crowd IPA. All representations, warranties, and covenants made by the Subscriber contained in this Crowd IPA and the indemnification contained in this <u>Section 4</u> shall survive the acceptance of this Crowd IPA and the sale of the units of Capital Interests.

 5. **Anti-Money Laundering.**

 (a) The Subscriber represents and warrants to the Company that the Subscriber's investment was not directly or indirectly derived from illegal activities, including any activities that would violate U.S. federal or state laws or any applicable law of other countries. The Subscriber acknowledges that the Company prohibits the investment of funds by any persons that are (i) on the list of Specially Designated Nationals and Blocked Persons and Persons, foreign countries and territories that are the subject of U.S. sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control (the "*OFAC Sanctions List*"), (ii) acting, directly or indirectly, in contravention of any applicable law or on behalf of persons on the OFAC Sanctions List, (iii) acting, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless the Company, after being specifically notified by the Subscriber in writing that it is such a person, conducts further due diligence and determines that such investment shall be permitted, or (iv) acting, directly or indirectly, for a foreign shell bank (such persons or entities in (i) – (iv) are collectively referred to as "***prohibited persons***"). The Subscriber represents and warrants that it is not, and is not acting directly or indirectly on behalf of, a prohibited person.

(b) To the extent the Subscriber has any beneficial owners, (i) it has carried out thorough due diligence to establish the identities of such beneficial owners, (ii) based on such due diligence, the Subscriber reasonably believes that no such beneficial owners are prohibited persons, (iii) it holds the evidence of such identities and status and will maintain all such evidence for at least five years from the date of the liquidation or termination of the Company, and (iv) it will make available such information and any additional information requested by the Company that is required under applicable law.

(c) The Subscriber acknowledges and agrees that the Company and/or the Portal in complying with anti-money laundering laws, may file voluntarily or as required by applicable law suspicious activity reports or any other information with any governmental authority that identify transactions and activities that the Company or its agents reasonably determine to be suspicious, or is otherwise required by applicable law. The Subscriber acknowledges that the Company is prohibited by law from disclosing to third parties, including the Subscriber, any filing or the substance of any suspicious activity reports.

(d) The Subscriber agrees that, upon the request of the Company, it will provide such information as the Company requires to satisfy applicable anti-money laundering laws, including background documentation about the Subscriber.

6. <u>Miscellaneous</u>.

(a) This Crowd IPA constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended or modified only by a writing executed by the party to be bound thereby.

(b) This Crowd IPA may be executed in multiple counterparts, each of which shall constitute an original, but all of which shall constitute but one and the same instrument. This Crowd IPA may be executed and delivered by facsimile or email transmission, or other electronic means, each of which will constitute the legal delivery hereof.

(c) This Crowd IPA shall be governed by and construed in accordance with the internal laws of the State of North Carolina, without regard to conflicts of laws principles.

(d) Any dispute, controversy or claim arising out of, relating to or in connection with this Crowd IPA, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within twenty-five (25) miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(e) If any provision of this Crowd IPA or application thereof to anyone or under any circumstances is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect any other provisions or applications of this Crowd IPA that can be given effect without the invalid or unenforceable provision or application and shall not invalidate or render unenforceable the invalid or unenforceable provision in any other jurisdiction or under any other circumstance.

(f)   The representations, warranties, agreements, undertakings, and acknowledgments made by the Subscriber in this Crowd IPA will be relied upon by the Company in determining the Company's compliance with federal and state securities laws, and shall survive the Subscriber's admission as a Member of the Company.

(g)   The Portal, the Administrator, and each of their respective affiliates are each hereby authorized and instructed to accept and execute any instructions in respect of the units of Capital Interests given by the Subscriber in written or electronic form. The Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Subscriber.

(h)   The Subscriber consents to receive any Schedule K-1 (Partner's Share of Income, Deductions, Credits, etc.) from the Company electronically via email, the Internet, through the Portal or another electronic reporting medium in lieu of paper copies. The Subscriber agrees that it will confirm this consent electronically at a future date in a manner set forth by the Company at such time and as required by the electronic receipt consent rules set forth by the IRS. The Subscriber may request a paper copy of the Subscriber's Schedule K-1 by contacting the Company at james@iconicair.io or such other email address as specified on Portal. Requesting a paper copy will not constitute a withdrawal of the Subscriber's consent to receive reports or other communications, including Schedule K-1, electronically. The Subscriber may withdraw its consent for electronic delivery or change its contact preferences for such delivery at any time by writing to james@iconicair.io or such other email address as specified on Portal. Such withdrawal will take effect promptly after receipt, unless otherwise agreed upon. Upon receipt of a withdrawal request, the Company will confirm the withdrawal and the date on which it takes effect in writing (either electronically or on paper). A withdrawal of consent does not apply to a statement that was furnished electronically before the date on which the withdrawal of consent takes effect.

(i)   This Crowd IPA shall be binding upon the Subscriber and the legal representatives, successors and assigns of the Subscriber, shall survive the admission of the Subscriber as a member of the Company, and shall, if the Subscriber consists of more than one person, be the joint and several obligation of all such persons.

(j)   This Crowd IPA may only be amended, modified, or supplemented by an agreement in writing signed by the Subscriber and the Company. Neither this Crowd IPA nor any term hereof may be supplemented, changed, waived, discharged, or terminated except with the written consent of the Subscriber and the Company on behalf of the Company.

(k)   This Crowd IPA is not transferable or assignable by the Subscriber without the prior written consent of the Company, and any transfer or assignment in violation of this provision shall be null and void *ab initio*.

(l)   The Subscriber agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company or its agents.

(m)   Any notice required or permitted by this Crowd IPA will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page or otherwise provided, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(n)   This Agreement does not create any form of partnership, joint venture or any other similar relationship between the Subscriber and the Company

[Signature Page Follows]

SIGNATURE PAGE
TO
CROWD IPA
AND
COMPANY OPERATING AGREEMENT
OF
PLAT CAPITAL FUND I, LLC

IN WITNESS WHEREOF, the undersigned Subscriber hereby submits this Omnibus Signature Page, which constitutes the signature page for (a) this Crowd IPA, and (b) the Plat Capital Fund I, LLC Operating Agreement dated July 12, 2022 (the "***Company Operating Agreement***"). The undersigned agrees to be bound by the terms of the Crowd IPA and the Company Operating Agreement. This Crowd IPA for the purchase of units of Capital Interests as of this _____ day of _____, 20___.

_____
Name of Subscriber (Print or Type)

_____
Signature

Number of Units of Capital Interests

_____

Aggregate Purchase Price

$_____

Address

_____
_____
_____

Phone Number: _____

Email Address: _____

AGREED TO AND ACCEPTED this _____ day of _____, 20___.

PLAT CAPITAL FUND I, LLC

By: ____/s/ James Carnes_____

Name: _James Carnes_____

Title: __Manager of Plat Capital Fund I, LLC

Exhibit I – Substitute Form W-9

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of units of Capital Interests must provide the Company with a correct Taxpayer Identification Number ("**TIN**"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-9.

Under the penalties of perjury, I certify that:

(1)   The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2)   I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)   I am a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

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Name of Subscriber (Print or Type)

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Tax Identification Number

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Signature

<u>Exhibit II – Substitute Form W-8BEN</u>

FEDERAL INCOME TAX BACKUP WITHHOLDING

In order to prevent the application of federal income tax backup withholding, each holder of units of Capital Interests must provide the Company with a correct Taxpayer Identification Number or a foreign tax identification number ("***TIN***"). An individual's social security number is his or her TIN. The TIN should be provided in the space provided in the Substitute Form W-9, which is set forth below. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained from the IRS. Certain taxpayers, including all corporations, are not subject to these backup withholding and reporting requirements. If the Subscriber has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, "Applied For" should be written in the space provided for the TIN on the Substitute Form W-8BEN.

Under the penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) The income to which this form relates is: (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but not subject to tax under applicable income tax treaty, or (c) the partner's share of a partnership effectively connected income; and

(3) I am not a U.S. citizen or other U.S. person (defined in the instructions).

Instruction: You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax returns.

Each person to be named on the certificate should complete this section.

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Name of Subscriber (Print or Type)

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Tax Identification Number

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Signature

Exhibit III – Company Operating Agreement

PLAT CAPITAL FUND I, LLC

OPERATING AGREEMENT

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

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PLAT CAPITAL FUND I, LLC

OPERATING AGREEMENT

THIS OPERATING AGREEMENT (the "**Agreement**) for **Plat Capital Fund I, LLC** (the "**Company**") is made and entered into effective as of the 12 day of __July__, 2022, by and between **PLAT CAPITAL, LLC**, a North Carolina limited liability company (the "**Sponsor Member**"), and those Persons who execute and deliver a signature page to this Agreement and join this Agreement as Investor Members.

W I T N E S S E T H:

WHEREAS, the Company was formed on September 7, 2021, and the Sponsor Member was appointed as the initial Member of the Company;

WHEREAS, the Sponsor Member and the Investor Members desire to enter into an operating agreement for the Company ; and

NOW, THEREFORE, for and in consideration of the mutual covenants and considerations hereinafter contained, the parties hereto agree as follows:

ARTICLE I
ORGANIZATION OF COMPANY

Section 1.1 – Governance. The rights and obligations of the parties and the organization, operation, dissolution, and winding up of the Company, shall be governed by the North Carolina Limited Liability Company Act (as amended from time to time, the "**Act**"), the Company's Articles of Organization (as amended from time to time, the "**Articles**") and this Agreement. In accordance with Section 57D-3-21 of the Act, the Company shall be deemed a party to this Agreement and shall be bound by the terms hereof.

Section 1.2 – Names. The name of the Company may change from time to time by amendment of the Articles in accordance with the Act. The Company may transact business under one or more assumed names as determined from time to time by the Managers, subject to compliance with any applicable laws relating to use of assumed names.

Section 1.3 – Registered Agent and Offices. The Company's registered agent and office shall be as provided in the Articles until changed by the Managers in accordance with the Act. The Company's principal office, if any, shall be as designated by the Managers.

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ARTICLE II
DEFINITIONS

Section 2.1 – Definitions. Whenever used in this Agreement, the following terms shall have the meaning assigned to them in this Section 2.1 except to the extent expressly otherwise provided in this Agreement:

Act. "Act" shall have the meaning provided in Section 1.1.

Addendum. "Addendum" shall mean the Allocation Addendum attached hereto and hereby incorporated into this Agreement for all purposes, containing provisions relating to allocations among Persons owning Interests.

Affiliate. "Affiliate" shall mean when used with reference to a specified Person, any Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with the specified Person.

Articles. "Articles" shall have the meaning provided in Section 1.1.

Capital Account. "Capital Account" shall have the meaning provided in the Addendum.

Capital Contributions. "Capital Contributions" shall mean, with respect to any Member, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company with respect to the Interest held by such Member pursuant to the terms of this Agreement. The principal amount of a promissory note which is not readily traded on an established securities market and which is contributed to the Company by the maker of the note (or a person or entity related to the maker of the note within the meaning of Regulations Section 1.704-1(b)(2)(ii)(c)) shall not be included in the Capital Contribution of any Member until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Regulations Section 1.704- 1(b)(2)(iv)(d)(2).

Capital Transaction. "Capital Transaction" means any transactions undertaken by the Company or by any entity in which the Company owns an equity interest which, were it to generate proceeds, would produce Company Sales Proceeds or Company Refinancing Proceeds

Code. "Code" shall mean the Internal Revenue Code of 1986 as amended (or corresponding provisions of subsequent laws).

Company. "Company" shall have the meaning provided in the recitals of this Agreement.

Company Cash Flow. "Company Cash Flow" for any period means the excess, if any, of (A) the sum of (i) all gross receipts from any source for such period, other than from Company loans, Capital Transactions and Capital Contributions, and (ii) any funds released by the Company from previously established reserves, over (B) the sum of (i) all cash expenses paid by

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the Company for such period, (ii) all amounts paid by the Company in such period on account of the amortization of the principal of any debts or liabilities of the Company (including loans from any Member), (iii) capital expenditures of the Company and (iv) a reasonable reserve for future expenditures established by the Managers in good faith; provided, however, that the amounts referred to in (B) (i), (ii) and (iii) above shall be taken into account only to the extent not funded by Capital Contributions, loans or paid out of previously established reserves.

Company Property. "Company Property" shall mean all assets, interests, properties and rights of any type owned by the Company.

Company Refinancing Proceeds. "Company Refinancing Proceeds" means (i) the cash realized from the financing or refinancing of all or any portion of the Property or other Company assets, less the retirement of any related mortgage loans and the payment of all expenses relating to the transaction and a reasonable reserve for future expenditures established by the Managers in good faith and (ii) the Company's allocable portion of cash realized by an entity in which the Company owns an equity interest from such entity's financing or refinancing all or any portion of such entity's assets, less the retirement of any related mortgage loans and the payment of all expenses relating to such transaction and a reasonable reserve for future expenditures established by the Managers in good faith.

Company Sales Proceeds. "Company Sales Proceeds" means (i) the cash realized from the sale, exchange, condemnation, casualty or other disposition of all or any portion of the Property or other Company assets, less the retirement or required pay down of any related mortgage loans and the payment of all expenses relating to the transaction and a reasonable reserve for future expenditures established by the Managers in good faith and (ii) the Company's allocable portion of cash realized by an entity in which the Company owns an equity interest from the sale, exchange, condemnation, casualty or other disposition of all or any portion of such entity's assets, less the retirement or required pay down of any related mortgage loans and the payment of all expenses relating to such transaction and a reasonable reserve for future expenditures established by the Managers in good faith.

Fiscal Year. "Fiscal Year" shall mean the Company's taxable year ending December 31 for Federal income tax purposes or, if the context requires, any portion of such year for which the Company is required to allocate Profits, Losses, and other items of Company income, gain, loss or deduction pursuant to Article VII.

Initial Closing Date. "Initial Closing Date" shall mean a date selected by the Manager, on which all Initial Capital Contributions by the Investor Members shall be due and payable to the Company, directly or through the Company's funding portal, OpenDeal Portal LLC, doing business as "Republic."

Interest. "Interest" shall mean all of a Person's rights and obligations with respect to the Company as a Member, assignee of a Member, or former Member, including without limitation any share of Company allocations, any right to receive distributions of the Company's assets, and any right to participate in the management of the Company as provided in this Agreement or the Act.

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Investor Member. "Investor Member" shall mean a Member who has purchased Units in the Company in exchange for a Capital Commitment by such Member.

Majority in Interest. "Majority in Interest" shall mean Members owning a majority of the Units owned by Members.

Manager. "Manager" shall have the meaning provided in the Act.

Member. "Member" shall have the meaning provided in the Act. Except to the extent otherwise expressly provided in this Agreement, references to Members shall not include assignees not admitted as Members or Persons who or which formerly were Members even if such assignees or Persons own Interests.

Person. "Person" shall mean and include any individual, trust, partnership, association, limited liability company, corporation or other entity.

Preferred Return. "Preferred Return" means, with respect to a Member, a sum equal to six percent (6%) per annum, determined on the basis of a year of 365 or 366 days, as the case may be, for the actual number of days in the period for which such Preferred Return is being determined, of the average daily Unreturned Capital Balance of such Member during the period to which the Preferred Return relates, commencing on the date of such Member's Capital Contribution; provided, however, that the Managers may, for convenience, treat all of the Initial Capital Contributions made by the Investor Members as received on the Initial Closing Date. The Preferred Return shall be cumulative and non-compounding.

Profit and Loss. "Profit" and "Loss" shall have the meaning provided in the Addendum.

Regulations. "Regulations" shall mean the Income Tax Regulations (including Temporary Regulations) promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

Sponsor Member. "Sponsor Member" shall mean Plat Capital, LLC, a North Carolina limited liability company.

Transfer. "Transfer" and any capitalized variation thereof shall mean or refer to any assignment, sale, grant, conveyance, or other transfer or vesting, whether gratuitously or for consideration, consensually or by operation of law, including but not limited to any transfer or vesting pursuant to testate or intestate succession, equitable distribution or other divorce proceedings or settlements or creditor proceedings.

Unit. "Unit" shall mean a denomination of Interest issued to an Investor Member.

Unreturned Capital Balance. "Unreturned Capital Balance" means, with respect to a Member, a sum equal to such Member's aggregate Capital Contributions to the Company, reduced by the amount distributed to such Member pursuant to Sections 7.3(a) and 11.3(a)(i).

Section 2.2. – Additional definitions appear elsewhere in this Agreement. Any term not specifically defined in this Agreement shall be construed in accordance with the meaning and understanding customarily given such term in the Act and/or the Code.

ARTICLE III
PURPOSE AND POWERS

Section 3.1 – Purpose. The Company's primary purpose shall be to acquire title to one or more residential properties on the North Carolina coast, to hold and manage such properties for investment and production of income as short-term vacation rental properties, and to engage in such other lawful businesses or activities approved by the Managers, which are not inconsistent with the foregoing purposes.

Section 3.2 – Powers. The Company shall have all powers permissible under the Act.

ARTICLE IV
TERM

Section 4.1 – Term. The Company's existence shall be perpetual, subject to dissolution as provided in this Agreement.

ARTICLE V
TAX STATUS AND ACCOUNTING

Section 5.1 – Income Tax Status. The Members intend that the Company shall be classified as a partnership subject to Subchapter K of Chapter 1 of the Code for Federal and state income tax purposes. The Company's classification as a partnership shall be solely for Federal and state income tax purposes, and shall not affect the limited liability of the Managers and Members or otherwise affect the status of the Company, its Managers and Members under the Act.

Section 5.2 – Accounting. The books of the Company shall be kept, to the extent possible, in accordance with the accounting principles employed by the Company for Federal income tax purposes. The Managers shall cause to be filed the United States Partnership Return of Income and all other tax returns required to be filed for the Company for all applicable tax years. Within a reasonable time after the end of each Fiscal Year, the Managers shall send to each Person who owned an Interest at any time during the Fiscal Year then ended such tax information as shall be necessary for the preparation by such Person of its Federal income, state income, and other tax returns.

Section 5.3 – Capital Accounts. A separate Capital Account shall be maintained for each Person who owns an Interest in accordance with the definition thereof.

Section 5.4 – Partnership Representative. Unless otherwise determined by unanimous consent of the Members, the Sponsor Member shall be the "partnership representative" of the

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Company as defined in Section 6223 of the Code, as amended by the Bipartisan Budget Act of 2015, P.L. 114-74 (hereinafter, the "**BBA**") and, if necessary, the Sponsor Member shall appoint a manager of the Sponsor Member to serve as the "designated individual" within the meaning of Regulations Section 301.6223-1(b)(3). The Sponsor Member and any designated individual are hereinafter referred to as the "Partnership Representative." The Sponsor Member is specifically directed and authorized to take whatever steps the Sponsor Member deems necessary or desirable to perfect any such designation, including filing any forms or documents with the Internal Revenue Service and taking such other action as may from time to time be required under Regulations. The Sponsor Member shall serve in any similar role under state or local law.

The Partnership Representative, in its sole discretion, shall have the right to make for the Company any and all elections and take any and all actions that are available to the Partnership Representative or the Company under the BBA (including without limitation an election under Code Section 6226 as amended by the BBA), and the Persons who are or formerly were Members shall take such actions requested by the Partnership Representative consistent with any such elections made and actions taken by the Partnership Representative, including without limitation filing amended tax returns and paying any tax due in accordance with Code Section 6225 as amended by the BBA. Without limiting the foregoing provisions of this paragraph, to the extent that the Partnership Representative does not make the election under Code Section 6226 as amended by the BBA for the Company with respect to an imputed underpayment amount, the Partnership Representative may (i) make any modifications available under Code Section 6225(c) as amended by the BBA, and (ii) require any Person who is or formerly was a Member to file an amended federal income tax return, as described in Code Section 6225(c) as amended by the BBA, in order to reduce any taxes payable by the Company with respect to such imputed underpayment amount.

If the Company pays, or is required to pay, any imputed adjustment amount under Code Section 6225 as amended by the BBA and/or any associated interest or penalties, the Partnership Representative in its discretion may require each Person who is or formerly was a Member to reimburse and otherwise indemnify the Company for such Person's allocable share of such amounts as determined by the Partnership Representative. To the extent the Partnership Representative does not require such reimbursement of such a Person, or such reimbursement is required but not paid, then the Partnership Representative may elect to treat such Person as having received from the Company an amount equal to such unreimbursed amount for any purpose of this Agreement elected by the Partnership Representative.

Without limiting the other provisions of this Section 5.4, upon demand made by the Partnership Representative, each Person who is or formerly was a Member shall be obligated to pay to the Partnership such Person's allocable share, as determined by the Partnership Representative, of any amount which the Company may become obligated to pay to any tax partnership in which the Company has an interest with respect to any income tax obligation of such tax partnership, including without limitation any imputed adjustment amount under Code Section 6225 as amended by the BBA and/or any associated interest or penalties.

The obligations under this Section 5.4 of each Person who is or formerly was a Member shall survive the Transfer of such Person's Interest, any withdrawal of such Person from the

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Company, the dissolution and winding up of the Company, and any termination of this Agreement.

The Members specifically acknowledge and agree that the Partnership Representative shall not be liable, responsible or accountable in damages or otherwise to the Company or any Person owning an Interest with respect to any action taken or omitted by the Partnership Representative in good faith in accordance with this Section 5.4. The Company shall indemnify and hold harmless the Partnership Representative from and against any loss, expense, damage or injury suffered or sustained by them by reason of any acts, omissions or alleged acts or omissions arising out of his activities on behalf of the Company as Partnership Representative taken or made in good faith in accordance with this Section 5.4.

ARTICLE VI
CAPITAL CONTRIBUTIONS

Section 6.1 – Initial Capital Contributions. By execution of this Agreement, each Member agrees to make Capital Contributions to the Company in an aggregate amount equal to $1.00 per Unit issued to such Member (the "**Initial Capital Contributions**"). The Initial Capital Contributions shall be due and payable to the Company, directly or through its funding portal, OpenDeal Portal LLC, doing business as "Republic," on or before the Initial Closing Date. A Member's failure to pay such Member's Initial Capital Contribution prior to the Initial Closing Date shall result in the automatic forfeiture of any Units that otherwise would be issued or issuable to the Member; provided, however, that the Managers may, in the Managers' discretion, accept an Initial Capital Contribution from a Member after the Initial Closing Date.

Section 6.2 – Additional Capital Contributions. No Member shall be required or entitled to make any Capital Contributions to the Company beyond the Initial Capital Contributions described in Section 6.1, nor shall any Member be required or entitled to loan any funds to the Company, without the prior written consent of a Majority in Interest.

ARTICLE VII
ALLOCATIONS AND DISTRIBUTIONS

Section 7.1 – Profits and Losses. Subject to the Allocation Addendum and after first giving effect to any allocations pursuant to the Allocation Addendum, the items of income, expense, gain and loss comprising Profit or Loss of the Company shall be allocated to the Members in a manner such that the Capital Account balance of each Member, immediately after giving effect to such allocation (and taking into account all Capital Contributions made by such Member and all distributions made to such Member through the date of such determination), is, as nearly as possible, equal to the aggregate amount that would be distributed to such Member under this Agreement pursuant to Section 7.2 (or Section 11.3 with respect to a Dissolution Event) if:

(a)   the Company were dissolved;

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(b)   its affairs were wound up and each Company asset were sold for cash equal to its Gross Asset Value (as defined in the Addendum);

(c)   all Company liabilities were satisfied (limited with respect to each Nonrecourse Liability (as defined in the Addendum) to the Gross Asset Value of the assets securing such liability); and

(d)   the net assets of the Company were distributed in accordance with Section 11.3 to the Members immediately after giving effect to such allocation, minus such Member's share of Partnership Minimum Gain and Partnership Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

The Managers may, in their reasonable discretion, make such other assumptions (whether or not consistent with the above assumptions) or adjustments as they deem necessary or appropriate in order to effectuate the intended economic arrangement of the Members.

Section 7.2 – Company Cash Flow. Company Cash Flow for each Fiscal Year, to the extent available, will be distributed to the Members at such times as are determined by the Manager in the following order of priority:

(a)   First, to the Investor Members, in proportion to their respective accrued but unpaid Preferred Returns, until the amount of each Investor Member's accrued but unpaid Preferred Return has been reduced to zero (0).

(b)   Second, to the Sponsor Member until the aggregate amount distributed to the Sponsor Member pursuant to this Section 7.2(b) is equal twenty percent (20%) of the aggregate amount distributed pursuant to Section 7.2(a) and this Section 7.2(b).

(c)   Third, eighty percent (80%) to the Investor Members, in proportion to their respective ownership of Units, and twenty percent (20%) to the Sponsor Member.

Section 7.3 – Company Refinancing Proceeds; Company Sales Proceeds. Company Refinancing Proceeds and Company Sales Proceeds, to the extent available, shall be distributed to the Members within thirty (30) days of the Capital Transaction giving rise to such proceeds, in the following order of priority:

(a)   First, to the Investor Members, in proportion to their respective Unreturned Capital Balances, until each Investor Member's Unreturned Capital Balance is reduced to zero (0).

(b)   Second, to the Investor Members, in proportion to their respective accrued but unpaid Preferred Returns, until the amount of each Investor Member's accrued but unpaid Preferred Return has been reduced to zero (0).

(c)   Third, fifty percent (50%) to the Investor Members, in proportion to their respective ownership of Units, and fifty percent (50%) to the Sponsor Member.

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Section 7.4 – Tax Distributions. For any Fiscal Year in which the Company has sufficient Company Cash Flow to make the distribution described in this Section 7.4, the Company shall distribute to each Member an amount that is approximately equal to the income taxes estimated to be imposed on the Members with respect to income allocated to the Members hereunder, as determined by the Managers in good faith after making any simplifying assumptions as the Manager may determine. To the extent Company Cash Flow is available to make the distributions described in this Section 7.4, such distributions shall be made on or before March 31 of each calendar year with respect to taxes assessed on income allocated for the Company's operations in the preceding Fiscal Year. Any distributions made to a Member pursuant to this Section 7.4 shall reduce the amount that would otherwise be distributable to such Member pursuant to Sections 7.2 and 7.3, on a dollar-for-dollar basis.

ARTICLE VIII
MANAGEMENT

Section 8.1 – Management.

(a)　　In addition to, and not in limitation of, any rights and powers conferred by law or other provisions of this Agreement and except only as limited, restricted or prohibited by the express provisions of this Agreement, the Managers shall have full, exclusive and complete management and control of the affairs of the Company and will make all decisions affecting Company affairs.

(b)　　Members shall not be Managers solely by virtue of their status as Members. Managers are not required to be Members.

(c)　　The number of Managers and the Persons serving as Manager(s) from time to time, shall be determined by consent of the Sponsor Member. The initial number of Managers shall be two (2), and NORMAN SIMON and JAMES CARNES shall be the initial Managers.

(d)　　Each Person serving as a Manager shall continue as Manager until the earliest to occur of (i) such Person's written resignation as Manager, (ii) removal of such Person as Manager by consent of the Sponsor Member, or (iii) such Person's death, bankruptcy, insolvency, dissolution, assignment for the benefit of creditors, or legal incapacity.

(e)　　Except as may be otherwise provided in this Agreement or in a written instrument signed by the Sponsor Member and filed with the records of the Company, at any time when there is more than one (1) Manager serving hereunder, each Manager shall have the authority to act independently of the other Manager(s), and the signature of any one (1) Manager, acting alone, shall be sufficient to bind the Company.

Section 8.2 – Certain Specific Authority and Obligations of the Managers. Without limiting the scope of the authority granted to the Managers under Section 8.1(a), but subject to any restrictions on the Managers' authority set forth in this Agreement, including Section 8.3 of this Agreement, the Managers shall have the power and authority on behalf of the Company:

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(a)   To expend the Company's capital and income for the purposes stated in this Agreement;

(b)   To engage such Persons for Company purposes as the Managers deem advisable, including, but not limited to, attorneys, accountants and consultants;

(c)   To purchase liability and other insurance to protect the Company's property and business;

(d)   To open accounts for Company funds at any bank or other financial institution;

(e)   To establish and maintain a reserve for working capital or other Company purposes;

(f)   To execute on behalf of the Company all instruments and documents, including without limitation, checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, documents providing for the acquisition, mortgage or disposition of property, assignments, bills of sale, leases, operating agreements and any other instruments or documents necessary, in the opinion of the Managers, to the business of the Company; and

(g)   To take such action as the Managers may reasonably determine is required or in the best interest of the Company to manage Company Property for investment and production of income.

Section 8.3 – Limitations on Manager's Authority. The Manager shall have no authority to take any of the following actions on behalf of the Company, except with the prior written consent of a Majority in Interest:

(a)   Any act in contravention of this Agreement;

(b)   Any act which would make it impossible to carry on the ordinary business of the Company;

(c)   Acquire, purchase, lease, operate, mortgage, possess or otherwise deal with Company Property or assign the Company's rights in Company Property for other than Company purposes; or

(d)   Use Company funds or assets except for the exclusive benefit of the Company and its Members.

(e)   Merge or consolidate with another Person, or engage in any recapitalization, reorganization, conversion, or similar transaction involving the Company (whether or not the Company is the surviving entity);

(f)   Commit the Company to guarantee any indebtedness or other obligations of any other Person or to pledge the Company's assets for the benefit of any other Person;

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(g)   Redeem any Person's Interest in the Company;

(h)   Require any additional Capital Contribution of any Member, other than the Initial Capital Contributions required by Section 6.1; or

(i)   Pay any compensation, fee, or commission to any Manager, the Sponsor Member, or any Affiliate of a Manager or the Sponsor Member except as expressly approved in this Agreement.

Section 8.4 – Standard of Care; Indemnification.

(a)   In performing a Manager's duties, whether under this Agreement or otherwise, a Manager shall act in good faith and in a manner the Manager reasonably believes to be in the best interests of the Company. A Person shall not be liable to the Company or any Member for any action taken or omitted to be taken by such Person as a Manager (i) in good faith and in a manner the Manager reasonably believes to be in the best interests of the Company, (ii) from which such Person derived no unlawful, material personal financial benefit, and (iii) which does not constitute fraud, gross negligence, or willful misconduct in the performance of such Person's obligations as Manager under this Agreement.

(b)   The Company shall indemnify each Person who at any time serves as a Manager for judgments, settlements, penalties, fines, and expenses to the full extent permitted by the Act; provided, however, that a Person shall not be indemnified with respect to any action or omission that is in breach of the standard of conduct set forth in Section 8.4(a), as determined by a court of competent jurisdiction.

(c)   No amendment or repeal of this Section 8.4, nor the adoption hereafter of any provision in the Articles or in this Agreement inconsistent with this Section 8.4, shall eliminate or reduce the protection granted in this Section 8.4 with respect to any matter that occurred prior to such amendment, repeal, or adoption.

Section 8.5 – Delegation; Right to Rely on Reports. The authority of a Manager or the Managers to act on behalf of the Company may be delegated by such Manager or the Managers to Persons other than Managers, to the full extent permitted by Act Section 57D-3-22, provided that any such delegation shall require the prior written consent of a majority in number of the Managers if there is then more than one Manager. In discharging its duties hereunder, a Manager is entitled to rely on information, opinions, reports, or statements, including financial statements or other financial data, prepared or presented by others, to the full extent permitted by Act Section 57D-3-21.

Section 8.6 – Compensation of Managers. The Company shall pay to the Managers a fee for their services as Managers equal to ten percent (10%) of the gross rents received by the Company (the "**Management Fee**"). The Management Fee shall be paid quarterly, in arrears, on or before the 15th day after the end of each calendar quarter. If there is more than one Manager, the Management Fee shall be divided equally among the Managers, or in such other proportions as the Managers may agree.

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ARTICLE IX
RIGHTS AND OBLIGATIONS OF MEMBERS

Section 9.1 – **Admission.**

(a)   After the Initial Closing, no Person shall acquire any Interest directly from the Company except with the consent of the Managers.

(b)   An assignee of all or a portion of an Interest shall be admitted as a Member only as provided in Article X.

Section 9.2 – Withdrawal.   A Member shall have no right to withdraw as a Member without the approval of the Managers. A Member shall not be entitled to any distribution upon any event of withdrawal occurring as to such Member. From and after any such event of withdrawal, such former Member (i) shall not have any rights, powers, or privileges of a Member other than the right to receive the allocations and distributions to which the former Member would be entitled but for the event of withdrawal and (ii) shall be subject to all the restrictions and obligations of a Member with respect to the Interest of the former Member, including but not limited to any obligations with respect to Capital Contributions as provided in Article VI.

Section 9.3 – Limited Liability & Indemnification. To the full extent provided in the Act, Members shall not be liable for the obligations of the Company. The Company shall indemnify each Member for judgments, settlements, penalties, fines and expenses as a result of the Member being liable for the obligations of the Company.

Section 9.4 – Hold for Investment. Each Member hereby represents and warrants to the Company (i) that the Member is acquiring its Interest as an investment for its own account and not that of others, and not for Transfer to others; (ii) that the Member has been afforded access to all documents, books, and records pertaining to the Company; and (iii) that the Member has been afforded a reasonable opportunity to ask questions of and receive answers from the Company, and all such questions have been answered to the Member's satisfaction. Each Member acknowledges and agrees that the offer and sale of the Interests have not been registered under the Securities Act or any state securities laws, and that such Interests may not be Transferred except either through such registration (which the Company has no obligation to effect) or exemptions therefrom and compliance with the restrictions on Transfer set forth in this Agreement.

ARTICLE X
TRANSFERS OF INTERESTS

Section 10.1 – Restriction on Transfer. No Member may Transfer all or any portion of such Member's Interest in the Company except with the consent of the Managers, which consent shall not be unreasonably withheld. A Transfer permitted by this Section 10.1 shall not be effective unless and until the Transferee executes and delivers to the Company an instrument in a form acceptable to the Managers acknowledging the Transferees acceptance and agreement to be bound by the terms of this Agreement, as amended. Any such Transferee shall take the Interest

13

subject to this Agreement. The Transferee pursuant to a Transfer that is effective under this Section 10.1 shall be deemed admitted as a Member only with the consent of the Managers, which consent shall not be unreasonably withheld.

Section 10.2 – Injunctive Relief. A Transfer of all or any part of an Interest in breach of this Agreement shall be of no force and effect and the Company shall not recognize the Transfer for purposes of making allocations, making distributions, or any other purpose. The Members agree that a Transfer in breach of this Agreement shall result in irreparable harm to the Company and the other Members, for which there is no adequate remedy at law, and that accordingly the Company and other Members shall be entitled to injunctive and other equitable relief for such breach in addition to damages or other relief available at law.

ARTICLE XI
DISSOLUTION AND LIQUIDATION

Section 11.1 – Dissolution. The Company shall be dissolved only upon the earlier to occur of the following: (i) unanimous written consent to dissolve by the Managers; or (ii) an event described in Section 57D-6-01(5) of the Act; provided, however, that in the event the Company is administratively dissolved pursuant to Act Section 57D-6-06, the Managers may apply to reinstate the Company, and appeal any denial of such application, as provided in Act Section 57D-6-06(b).

Section 11.2 – Accounting. In the case of dissolution of the Company, a proper accounting shall be made of the Capital Account of each Member, and the Profits or Losses and other items of the Company from the close of the preceding Fiscal Year shall be determined and allocated among the Members in accordance with Article VII. Financial statements presenting such an accounting shall be delivered to all Members, at Company expense, within a reasonable time after the assets of the Company have been distributed to the Members or otherwise applied in accordance with Section 11.3.

Section 11.3 – Liquidation of Company or of Interests.

(a) <u>Winding Up & Liquidating Distributions</u>. Upon dissolution of the Company, the Managers shall liquidate the assets of the Company. The Members shall continue to share Profits, Losses, and other items during the period of liquidation in the manner provided in Article VII. The Managers shall have full right and unlimited discretion to determine the time, manner and terms of any sales of Company Property pursuant to such liquidation, having due regard to the activity and conditions of the relevant market and general financial and economic conditions. Following the payment of or making adequate provision for, all debts and liabilities of the Company (including any indebtedness of the Company to the Members or Member Affiliates) and the expenses of liquidation, and subject to the right of the Managers to set up such reserves as the Managers may deem reasonably necessary for any contingent or unforeseen liabilities of the Company, the Managers shall distribute any remaining Company Property to the Members in the following order of priority:

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(i) First, to the Members, in proportion to their respective Unreturned Capital Balances, until each Member's Unreturned Capital Balance is reduced to zero (0).

(ii) Second, to the Members, in proportion to their respective accrued but unpaid Preferred Returns, until the amount of each Member's accrued but unpaid Preferred Return has been reduced to zero (0).

(iii) Third, fifty percent (50%) to the Investor Members, in proportion to their respective ownership of Units, and fifty percent (50%) to the Sponsor Member.

(b) <u>No Deficit Restoration</u>. Each Member shall look solely to the assets of the Company for the return of the Member's Capital Contributions, the Member's share of any profits, and any other distributions or payments, and shall have no recourse therefor (upon dissolution or otherwise) against any of the Members. Without limiting any of their respective obligations expressly set forth in this Agreement, no Member shall have any obligation to contribute any deficit balance in its Capital Account existing at any time.

ARTICLE XII
MISCELLANEOUS

Section 12.1 – Notices & Consents. All notices, consents, or other communications required or permitted to be given pursuant to this Agreement must be in a writing signed by the giving party and delivered to the recipient in order to be effective. All such communications shall be deemed given, delivered, and received on the date of delivery to the last known address of the recipient as shown in the Company's records. Delivery by facsimile, e-mail, or other electronic means shall be effective to constitute delivery under this Section 12.1.

Section 12.2 – Amendments. Amendments to this Agreement or the Articles may be made only with the consent of a Majority in Interest. Any such amendments shall be binding on all the Members and all other Persons owning Interests.

Section 12.3 – Counterparts. This Agreement may be executed in as many counterparts as shall be deemed necessary by the Members who are the initial signatories hereto, and when so executed, each such counterpart shall be deemed to be an original, but all of which shall be deemed to constitute one instrument.

Section 12.4 – Governing Law. This Agreement shall be governed by and construed in accordance with the Act and the other applicable laws of the State of North Carolina. If any provision of this Agreement violates any such applicable laws, then such provision shall be deemed severed and deleted from this Agreement and this Agreement shall be applied as though it did not contain such provision.

Section 12.5 – Successors and Assigns; No Third-Party Beneficiary. This Agreement and all the terms and provisions hereof shall be binding upon and shall inure to the benefit of the Company, the Managers, the Members, all other Persons owning Interests, and, subject to the restrictions on Transfer, their respective successors and assigns. As provided in Act Section 57D-2-31, the Company shall be deemed a party to this Agreement for all purposes. No other

4823-3633-6379.v3

Person (including but not limited to any creditor of the Company, of any Member, or of any other Person owning an Interest), shall be deemed a third-party beneficiary of, or otherwise have any rights under or with respect to, this Agreement. Without limiting the generality of the foregoing, no such other Person shall have any right, equitable or otherwise, to require the Company, its Managers, or Members, to require or solicit any Capital Contribution or loan to the Company, or to enforce any right of the Company, its Managers, or Members.

Section 12.6 – Captions, Articles, Sections, Paragraphs, Numbers, Gender, Addendums, Exhibits, and Schedules. Captions contained in this Agreement are intended only as a matter of convenience and in no way define, limit or extend the scope or intent of this Agreement or any provision hereof. All references in this Agreement to Articles, Sections, or Paragraphs shall be deemed to refer to Articles, Sections, or Paragraphs of this Agreement except to the extent otherwise required by the context. When required by the context, (i) whenever the singular number is used in this Agreement it shall include the plural, and vice versa, and (ii) reference to a gender shall include the other genders. Any Addendums, Exhibits or Schedules referred to in this Agreement are incorporated into this Agreement by such reference.

[remainder of this page intentionally left blank]

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IN WITNESS WHEREOF, the Managers, the Sponsor Member, and the Investor Members have executed this Agreement with intent to be effective as of the date first above written.

MANAGERS:

Norm Simon

NORMAN SIMON

James Carnes

JAMES CARNES

SPONSOR MEMBER:

PLAT CAPITAL, LLC

By: James Carnes

Name: *James Carnes*

Title: Co-founder & Partner

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4823-3633-6379.v3

The undersigned, desiring to become a Member of PLAT CAPITAL FUND I, LLC, a North Carolina limited liability company (the "**Company**") hereby agrees to the terms and conditions of the Operating Agreement of the Company (the "**Operating Agreement**") and agrees to be bound by the terms and provisions thereof. This signature page and copies of it may be appended to the Operating Agreement and when so appended, the Operating Agreement shall constitute an original binding agreement of the undersigned. Executed by the undersigned as Member of the Company:

If Member is an Entity: **If Member is an Individual:**

Name of Entity: _____

_____ _____
                                               [Printed Name of Member]

By: _____

_____ _____
[Signature of Authorized Representative]   [Signature of Member]

_____ _____
[Printed Name of Authorized Representative]   [Resident Street Address]

Its: _____

_____ _____
[Title of Authorized Representative]   [City, State and Zip Code]

_____
[Street Address]

_____
[Street Address]

_____
[City, State and Zip Code]

Date: _____

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4823-3633-6379.v3


ALLOCATION ADDENDUM
TO
OPERATING AGREEMENT
OF
PLAT CAPITAL FUND I, LLC


This Allocation Addendum shall be deemed a part of the Operating Agreement referred to above for all purposes.

1.   **Definitions.**   Whenever used in this Addendum or elsewhere in this Agreement, the following terms shall have the meaning assigned to them in this Paragraph 1 except to the extent expressly otherwise provided in this Agreement:

Adjusted Capital Account Deficit. "Adjusted Capital Account Deficit" shall mean with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant fiscal year, after giving effect to the following adjustments:

     (i)   Credit to such Capital Account any amounts which such Member is obligated to restore or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(i) and 1.704-2(i)(5); and

     (ii)   Debit to such Capital Account the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

Capital Account.   "Capital Account" shall mean with respect to any Member, the Capital Account maintained in accordance with the following provisions:

     (i)   To each Member's Capital Account there shall be credited such Member's Capital Contributions, such Member's distributive share of Profits and any items in the nature of income or gain which are specially allocated pursuant to Addendum Paragraphs 2, 3 or 4, and the amount of any Company liabilities assumed by such Member or which are secured by any Company Property distributed to such Member.

     (ii)   To each Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Company Property distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Losses and any items in the nature of expenses or losses which are specially allocated pursuant to Addendum Paragraphs 2, 3, or 4, and the amount of any liabilities of such member assumed by the Company or which are secured by any property contributed by such Member to the Company.


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(iii)   In determining the amount of any liability for purposes of clauses (i) and (ii) above, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Sections 1.704-1(b) and 1.704-2 and shall be interpreted and applied in a manner consistent with such Regulations. The Managers shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes in accordance with Regulations Section 1.704-1(b)(2)(iv)(g), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Sections 1.704-1(b) or 1.704-2.

Depreciation. "Depreciation" shall mean for each Fiscal Year an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to any asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for Federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the Federal income tax depreciation, amortization, or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for Federal income tax purposes of an asset at the beginning of such year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managers.

Gross Asset Value. "Gross Asset Value" shall mean, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i)   The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as specified in this Agreement or (if not so specified) as determined by the Managers;

(ii)   The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross Fair Market Values, as of the following times: (A) the issuance of any Interest to any new or existing Member; (B) the distribution of Company Property to any Person other than among all Persons owning Interests in proportion to their respective ownership of Units; and (C) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments pursuant to clause (A) or (B) above shall be made only if the Managers determine that such adjustments are necessary or appropriate to reflect the relative economic interests of Persons in the Company;

(iii)   The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross Fair Market Value of such asset on the date of distribution; and

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(iv)   The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704- 1(b)(2)(iv)(m) and clause (vi) of the definition of Profits and Losses and Addendum Paragraph 3(g); provided, however, that Gross Asset Values shall not be adjusted pursuant to this clause (iv) to the extent the Managers determine that an adjustment pursuant to clause (ii) above is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this clause (iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to clauses (i), (ii), or (iv) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

Nonrecourse Deductions. "Nonrecourse Deductions" shall have the meaning provided in, and shall be determined in accordance with, Regulations Section 1.704-2.

Nonrecourse Liability. "Nonrecourse Liability" shall have the meaning provided in, and shall be determined in accordance with, Regulations Section 1.704-2(b)(3).

Partner Nonrecourse Debt.   "Partner Nonrecourse Debt" shall have the meaning provided in Regulations Section 1.704-2.

Partner Nonrecourse Debt Minimum Gain. "Partner Nonrecourse Debt Minimum Gain" shall have the meaning provided in, and shall be determined in accordance with, Regulations Section 1.704-2.

Partner Nonrecourse Deductions. "Partner Nonrecourse Deductions" shall have the meaning provided in, and shall be determined in accordance with, Regulations Section 1.704-2.

Partnership Minimum Gain. "Partnership Minimum Gain" shall have the meaning provided in, and shall be determined in accordance with, Regulations Section 1.704-2.

Profit or Loss. "Profit" or "Loss" shall mean for each Fiscal Year an amount equal to the Company's taxable income or loss for the Fiscal Year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this definition shall be added to such taxable income or loss;

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Allocation Addendum
4823-3633-6379.v3

(ii)   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits and Losses pursuant to this definition, shall be subtracted from such taxable income or loss;

(iii)   In the event the Gross Asset Value of any Company Property is adjusted pursuant to clauses (ii) or (iii) of the definition of Gross Asset Value the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Losses;

(iv)   Gain or loss resulting from any disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(v)   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year computed in accordance with the definition thereof;

(vi)   To the extent an adjustment to the adjusted tax basis of any Company Property pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits and Losses; and

(vii)   Notwithstanding any other provisions of this definition, any items which are specially allocated pursuant to Addendum Paragraphs 2, 3, or 4 shall not be taken into account in computing Profits and Losses.

The amounts of the items of Company income, gain, loss, or deduction to be specially allocated pursuant to Addendum Paragraphs 2, 3, or 4 shall be determined by applying rules analogous to clauses (i) through (vi) above.

2.   **Limitation on Loss Allocations.** Losses under Section 7.1 shall not be allocated to a Member to the extent (i) such allocation would create or increase an Adjusted Capital Account Deficit for such Member at the end of any Fiscal Year and (ii) such Losses can be allocated to one or more other Members without creating or increasing an Adjusted Capital Account Deficit at the end of any Fiscal Year for such other Member(s); instead, such Losses shall, to such extent, be allocated to such other Member(s), shared among them (if more than one) in proportion to the maximum amount of Losses that can be allocated to each such other Member without so creating or increasing an Adjusted Capital Account Deficit for such other Member.

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Allocation Addendum
4823-3633-6379.v3

3.   **Special Allocations.** The following special allocations shall be made in the following order:

(a)   Minimum Gain Chargeback. Except as otherwise provided in Regulations Section 1.704-2(f), notwithstanding any other provision of this Agreement, if there is a net decrease in Partnership Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Partnership Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Paragraph 3(a) is intended to comply with the minimum gain chargeback requirement in Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Partner Minimum Gain Chargeback. Except as otherwise provided in Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this Agreement, if there is a net decrease in Partner Nonrecourse Debt Minimum Gain attributable to a Partner Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Person's share of the net decrease in Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulations Section 1.704- 2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(i)(4) and 1.704- 2(j)(2). This Paragraph 3(b) is intended to comply with the minimum gain chargeback requirement in Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Regulations Section 1.704- 1(b)(2)(ii)(d)(4), Section 1.704-1(b)(2)(ii)(d)(5), or Section 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Paragraph 3(c) shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Agreement have been tentatively made as if this Paragraph 3(c) were not in this Agreement.

(d)   Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as

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Allocation Addendum
4823-3633-6379.v3

possible, provided that an allocation pursuant to this Paragraph 3(d) shall be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Agreement have been made as if Paragraph 3(c) and this Paragraph 3(d) were not in this Agreement.

(e)   Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Members in proportion to their respective ownership of Units.

(f)   Partner Nonrecourse Deductions. Any Partner Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(g)   Section 754 Adjustments. If a Section 754 election is in effect, the following shall apply: To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Sections 1.704-1(b)(2)(iv)(m)(2) or 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of such Member's interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in proportion to their respective ownership of Units in the event that Regulations Section 1.704-2(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event that Regulations Section 1.704-(b)(2)(iv)(m)(4) applies.

(h)   Allocations Relating to Taxable Issuance of Interests. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

(i)   Managers Discretionary Authority for Compliance. The Managers are authorized in their discretion to allocate items of income, gain, loss, deduction, Code Section 705(a)(2)(B) expenditure (including without limitation an expenditure treated under Code Section 704(b) as a Code Section 705(a)(2)(B) expenditure), or credit for any Fiscal Year differently than otherwise provided for in this Agreement to the extent that allocation in the manner provided for in this Agreement, in the opinion of the professional tax advisor to the Company (tax counsel or accountants), would cause the determinations and allocations of each Member's distributive share of income, gain, loss, deduction, Code Section 705(a)(2)(B) expenditure, or credit (or item thereof) not to be permitted by Code Section 704(b) and the Regulations thereunder. Any allocation made pursuant to this Paragraph 3(i) shall be deemed to be a complete substitute for any allocation otherwise provided for in this Agreement and no amendment of this Agreement or approval of any other Member shall be required therefor.

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4.   **Curative Allocations.** The allocations set forth in Paragraphs 2, 3(a), 3(b), 3(c), 3(d), 3(e), 3(f), and 3(g) (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Paragraph 4. Therefore, notwithstanding any other provision of this Agreement (other than the Regulatory Allocations), the Managers shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to the other provisions of this Agreement. In exercising their discretion under this Paragraph 4, the Managers shall take into account future Regulatory Allocations under Paragraphs 3(a) and 3(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Paragraph 3(e) and 3(f).

5.   **Other Allocation Rules.**

(a)   For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Managers using any permissible method under Code Section 706 and the Regulations thereunder.

(b)   The Members are aware of the income tax consequences of the allocations made by this Agreement and hereby agree to be bound by the provisions of this Agreement in reporting their shares of the items of Company income, gain, loss, deduction, and credit for income tax purposes.

(c)   To the extent permitted by Section 1.704-2(h)(3) of the Regulations, the Managers shall endeavor to treat cash distributions as having been made from the proceeds of a Nonrecourse Liability or a Partner Nonrecourse Debt only to the extent that such distributions would cause or increase an Adjusted Capital Account Deficit for any Member.

(d)   If during a Fiscal Year, (i) there is a change in the number of Units owned by any of the Members or (ii) any other event occurs which results in a change during the Fiscal Year in any Person's interest in the Company within the meaning of Code Section 706(d), the allocations of Profit, Loss, and other items of income, gain, loss, deduction and credit of the Company for such Fiscal Year shall take into account such change using any method permitted by Code Section 706(d) that is selected by the Managers.

6.   **Tax Allocations: Code Section 704(c).** In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for Federal income tax purposes and its initial Gross Asset Value.

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4823-3633-6379.v3

In the event the Gross Asset Value of any Company asset is adjusted pursuant to clause (ii) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for Federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

The Managers shall have the maximum discretion and flexibility permitted by Code Section 704(c) and the Regulations thereunder, including without limitation making curative allocations over a reasonable period of time as permitted by Regulations Section 1.704- 3(c)(3)(ii), disregarding the general limitation on character as permitted by Regulations Section 1.704-3(c)(3)(iii)(B), using the remedial allocation method permitted by Regulations Section 1.704-3(d), and disregarding the application of Section 704(c) or using one of the other options permitted by Regulations Section 1.704-3(e)(1) in the case of a "small disparity".

Allocations pursuant to this Paragraph 6 are solely for purposes of Federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

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EXHIBIT D

"Testing the Waters" Material




Company Name	North Carolina Beach Rental Portfolio

Logo	

Headline	Own a piece of North Carolina beach houses through a curated portfolio

---

Slides	

Tags	Residential Real Estate, Real Estate, Coming Soon, Real Estate, Equity, Interest Purchase Agreement (IPA)

Pitch text	

Summary

- Own a piece of North Carolina beach real estate, no matter where you live
- Focused exclusively on single-family beach vacation rentals in NC
- NC home values have appreciated by 22.7% in the past year (Zillow)
- Professional team with years of experience investing in the NC market
- Gain exposure to an asset class that's difficult to participate in

Opportunity

North Carolina real estate portfolio

Managed by local founders

Plat Capital Fund I is a portfolio of beach vacation rental investment properties managed by founders who are local to the North Carolina market.

The company plans to acquire, manage, and dispose of a portfolio of single-family homes vacation rentals along the coast of North Carolina. Our intended strategy is to focus on acquiring properties that:

1. Have strong vacation rental demand based on proximity to beaches and other vacation attractions
2. Have competitive amenities (i.e. pools or volleyball court)
3. Have low acquisition costs compared US market averages
4. Have significant potential for capital appreciation

Our thesis is that North Carolina will be at the center of innovation and growth for years to come. Major tech companies like Apple are investing billions into campuses across the state.

This will increase appreciation of all property types, and drive major traffic to all the vacation hotspots along the coast.

Market

NC coastal towns set to outpace other large markets across the US



Some unique facts about North Carolina:

- As of Oct 2021, Zillow's home value index shows that home values have appreciated by 22.7% in the last year across the state of North Carolina.
- In 2021, the average sale price of homes in our target market of Brunswick County, NC went up by 21.6%.
- There are 3 North Carolina cities in the top 25 best places to live in America, according to US News Real Estate. This provides a steady flow of vacationers who frequently visit the NC beaches for weekend trips or family getaways.

North Carolina in the news:

North Carolina In The News

- Apple invests $1B+ in North Carolina to build first east coast campus
- Two NC beaches ranked in top 5 of best beaches in America
- North Carolina is becoming one of the new "tech hotspots" as tech workers flee big cities during the pandemic.
- Google creates large, new engineering hub in North Carolina

Strategy

Experienced & selective management team

Plat Capital has years of experience acquiring and managing residential real estate along the coast of NC and throughout the rest of the state.

We primarily source properties from our local state-wide network and paid online and offline marketing campaigns. We are very selective about choosing properties that fit our investment thesis mentioned above.

We have deep experience sourcing evaluating, negotiating, structuring, closing, renovating, and managing such acquisitions of single-family homes, and intend to leverage this strategy for this offering.

Offering

Investment opportunity

We are offering up to 500,000 membership units of our Company for $1.00 each. The proceeds of the offering will be used to acquire and manage properties during the anticipated hold period of 3-5 years.

We are targeting an IRR of 12%-18% with a fund structure that includes the following benefits to investors:

- Exposure to vacation rental income
- Preferred return - which means investors get paid before Plat Capital gets any profits
- Exposure to appreciation

Management Fee

The Manager shall be entitled to 10% of gross revenues (as defined below) to help cover the cost of property management by Plat Capital Fund I, LLC. "Gross Revenues" is the amount of total revenue each year that is generated from the properties through rental income.

Track Record

Previous deals

#1: Beach vacation rental



- 288 Brunswick Ave., Holden Beach, NC
- Purchase price : *$275,000*

- Gross revenue: *$44,652*

- Expense and financing: *$23,556*

- Cash flow: *$21,096*

- Cash-on-cash return: *38.35%*

- View Airbnb listing

#2: Beach vacation rental



- 926 E. Beach Dr., Oak Island, NC

- Purchase price: *$625,000*

- Gross revenue: *$87,652*

- Expense and financing: *$47,004*

- Cash flow: *$40,648*

- Cash-on-cash return: *32.5%*

- View Airbnb listing

#3: Small town vacation rental



- 1020 Danely Road, Pilot Mountain, NC
- Gross revenue: *$15,533.15*
- Expense and financing: *$10,044*
- Cash flow: *$5,289.15*
- Cash-on-cash return: *18.5%*
- View Vrbo listing

Team

Norman Simon

Winston Salem, NC



- Completed 15 real estate transactions in the past 3 years
- Transacted $3.6M+ in real estate deals
- Experience in creative deal structuring, fix & flips, long-term rentals, and short-term rentals
- Co-host: *Pure Capital* podcast
- Managed teams of 25+ people and implemented $10M+ in projects for Altec Industries
- West Virginia University engineering alumni

James Carnes

Austin, TX

- Co-Founder & CTO of Iconic Air, Inc.

- Forbes *30 Under 30* lister

- Raised $150K+ from private investors, and secured $1M+ in government contracts for Iconic Air

- Completed $350K+ in real estate transactions

- Co-host: *Pure Capital* podcast

- West Virginia University engineering alumni



Team

   James Carnes   Managing Partner

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   Norman Simon   Managing Partner

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Perks

$500   ***Limited first 250*** - Custom North Carolina beach themed sticker and custom NC beach themed crazy socks

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$1,000   ***Limited first 50*** Custom NC beach themed crazy socks and recognized on Plat Capital website as "[Your Name] owns a piece of NC beaches"

$2,500	***Limited first 25*** Custom NC beach themed crazy socks and recognized on Plat Capital website as "[Your Name] owns a piece of NC beaches"
$5,000	***Limited first 5*** 1on1 video call with a Plat Capital managing partner, Custom NC beach themed crazy socks, and recognized on Plat Capital website as "[Your Name] owns a piece of NC beaches"
$10,000	***Limited first 5*** Get 2 days of free lodging at one of the portfolio beach houses, 1on1 video call with a Plat Capital managing partner, Custom NC beach themed crazy socks and recognized on Plat Capital website as "[Your Name] owns a piece of NC beaches" Note: Lodging days will be decided by Plat Capital LLC
$25,000	***Limited first 3*** Get 4 days of free lodging at one of the portfolio beach houses, 1on1 video call with BOTH Plat Capital managing partners, Custom NC beach themed crazy socks, listed as a Plat Capital Gold Investor with your name and picture on our website Note: Lodging days will be decided by Plat Capital LLC
$50,000	***Limited first 3*** Get 5 days of free lodging at one of the portfolio beach houses, 1on1 video call with BOTH Plat Capital managing partners, Custom NC beach themed crazy socks, listed as a Plat Capital Platinum Investor with your name and picture on our website Note: Lodging days will be decided by Plat Capital LLC

FAQ





Company Name	North Carolina Beach Rental Portfolio

Logo	

Headline	Own a piece of North Carolina beach houses through a curated portfolio

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Slides	

Tags

Residential Real Estate, Real Estate, Coming Soon, Real Estate, Equity, Interest Purchase Agreement (IPA)

Pitch text

Summary

- Own a piece of North Carolina beach real estate, no matter where you live
- Focused exclusively on single-family beach vacation rentals in NC
- NC home values have appreciated by 22.7% in the past year (Zillow)
- Professional team with years of experience investing in the NC market
- Gain exposure to an asset class that's difficult to participate in

Opportunity

North Carolina real estate portfolio

Managed by local founders

Plat Capital Fund I is a portfolio of beach vacation rental investment properties managed by founders who are local to the North Carolina market.

The company plans to acquire, manage, and dispose of a portfolio of single-family homes vacation rentals along the coast of North Carolina. Our intended strategy is to focus on acquiring properties that:

1. Have strong vacation rental demand based on proximity to beaches and other vacation attractions
2. Have competitive amenities (i.e. pools or volleyball court)
3. Have low acquisition costs compared US market averages
4. Have significant potential for capital appreciation

Our thesis is that North Carolina will be at the center of innovation and growth for years to come. Major tech companies like Apple are investing billions into campuses across the state.

This will increase appreciation of all property types, and drive major traffic to all the vacation hotspots along the coast.

Market

NC coastal towns set to outpace other large markets across the US



Some unique facts about North Carolina:

- As of Oct 2021, Zillow's home value index shows that home values have appreciated by 22.7% in the last year across the state of North Carolina.
- In 2021, the average sale price of homes in our target market of Brunswick County, NC went up by 21.6%.
- There are 3 North Carolina cities in the top 25 best places to live in America, according to US News Real Estate. This provides a steady flow of vacationers who frequently visit the NC beaches for weekend trips or family getaways.

North Carolina in the news:


North Carolina In The News
Apple invests $1B+ in North Carolina to build first east coast campus
Two NC beaches ranked in top 5 of best beaches in America
North Carolina is becoming one of the new "tech hotspots" as tech workers flee big cities during the pandemic.
Google creates large, new engineering hub in North Carolina

Strategy

Experienced & selective management team

Plat Capital has years of experience acquiring and managing residential real estate along the coast of NC and throughout the rest of the state.

We primarily source properties from our local state-wide network and paid online and offline marketing campaigns. We are very selective about choosing properties that fit our investment thesis mentioned above.

We have deep experience sourcing evaluating, negotiating, structuring, closing, renovating, and managing such acquisitions of single-family homes, and intend to leverage this strategy for this offering.

Offering

Investment opportunity

We are offering up to 500,000 membership units of our Company for $1.00 each. The proceeds of the offering will be used to acquire and manage properties during the anticipated hold period of 3-5 years.

We are targeting an IRR of 12%-18% with a fund structure that includes the following benefits to investors:

- Exposure to vacation rental income
- Preferred return - which means investors get paid before Plat Capital gets any profits
- Exposure to appreciation

Management Fee

The Manager shall be entitled to 10% of gross revenues (as defined below) to help cover the cost of property management by Plat Capital Fund I, LLC. "Gross Revenues" is the amount of total revenue each year that is generated from the properties through rental income.

Track Record

Previous deals

#1: Beach vacation rental



- 288 Brunswick Ave., Holden Beach, NC
- Purchase price : *$275,000*

- Gross revenue: *$44,652*

- Expense and financing: *$23,556*

- Cash flow: *$21,096*

- Cash-on-cash return: *38.35%*

- View Airbnb listing

#2: Beach vacation rental



- 926 E. Beach Dr., Oak Island, NC

- Purchase price: *$625,000*

- Gross revenue: *$87,652*

- Expense and financing: *$47,004*

- Cash flow: *$40,648*

- Cash-on-cash return: *32.5%*

- View Airbnb listing

#3: Small town vacation rental



- 1020 Danely Road, Pilot Mountain, NC
- Gross revenue: *$15,533.15*
- Expense and financing: *$10,044*
- Cash flow: *$5,289.15*
- Cash-on-cash return: *18.5%*
- View Vrbo listing

Team

Norman Simon

Winston Salem, NC

- Completed 18 real estate transactions in the past 3 years
- Transacted $5.3M+ in real estate deals
- Experience in creative deal structuring, fix & flips, long-term rentals, and short-term rentals
- Co-host: *Pure Capital* podcast
- Managed teams of 25+ people and implemented $10M+ in projects for Altec Industries
- West Virginia University engineering alumni



James Carnes

Austin, TX

- Co-Founder & CTO of Iconic Air, Inc.
- Forbes *30 Under 30* lister
- Raised $5M+ from private investors, and secured $1M+ in government contracts for Iconic Air
- Completed $1.7M+ in real estate transactions
- Co-host: *Pure Capital* podcast
- West Virginia University engineering alumni



Team


James Carnes   Managing Partner


Norman Simon   Managing Partner

Perks

$500   ***Limited first 250*** - Custom North Carolina beach themed sticker and custom NC beach themed crazy socks

$1,000   ***Limited first 50*** Custom NC beach themed crazy socks and recognized on Plat Capital website as "[Your Name] owns a piece of NC beaches"

$2,500	***Limited first 25*** Custom NC beach themed crazy socks and recognized on Plat Capital website as "[Your Name] owns a piece of NC beaches"
$5,000	***Limited first 5*** 1on1 video call with a Plat Capital managing partner, Custom NC beach themed crazy socks, and recognized on Plat Capital website as "[Your Name] owns a piece of NC beaches"
$10,000	***Limited first 5*** Get 2 days of free lodging at one of the portfolio beach houses, 1on1 video call with a Plat Capital managing partner, Custom NC beach themed crazy socks and recognized on Plat Capital website as "[Your Name] owns a piece of NC beaches" Note: Lodging days will be decided by Plat Capital LLC
$25,000	***Limited first 3*** Get 4 days of free lodging at one of the portfolio beach houses, 1on1 video call with BOTH Plat Capital managing partners, Custom NC beach themed crazy socks, listed as a Plat Capital Gold Investor with your name and picture on our website Note: Lodging days will be decided by Plat Capital LLC
$50,000	***Limited first 3*** Get 5 days of free lodging at one of the portfolio beach houses, 1on1 video call with BOTH Plat Capital managing partners, Custom NC beach themed crazy socks, listed as a Plat Capital Platinum Investor with your name and picture on our website Note: Lodging days will be decided by Plat Capital LLC

FAQ